Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other financial information. This section contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

We are the largest mobile operator in Russia and Ukraine in terms of subscribers. Revenues for the nine months ended September 30, 2004 were $2,807.3 million, an increase of 58.2% from the nine months ended September 30, 2003. Net income for the nine months ended September 30, 2004 was $813.6 million, up 123.2% from the nine months ended September 30, 2003. At September 30, 2004, we had a subscriber base of 26.6 million (20.8 million in Russia, 5.5 million in Ukraine and 0.3 million in Uzbekistan).

Our revenues have increased through organic growth, as well as through acquisitions. During March to July 2003, we acquired 100% of UMC, a mobile operator in Ukraine, for approximately $378.3 million in cash and assumed debt of UMC in the amount of $62.0 million. UMC’s results of operations have been included in our consolidated financial statements beginning March 1, 2003. For the nine months ended September 30, 2003 and 2004, UMC accounted for approximately 14.2% and 20.6%, respectively of our net revenues. We acquired a 74% stake in Uzdunrobita in August 2004, and Uzdunrobita’s results of operations have been included in our interim condensed consolidated financial statements beginning August 1, 2004. For the period from August to September 2004, Uzdunrobita had net revenues of $10.1 million. We spent $75.9 million, $143.4 million, $667.2 million and $172.2 million in cash (net of cash acquired) in 2001, 2002 and 2003 and in the nine months ended September 30, 2004, respectively, to acquire businesses. In addition, in September 2004, we spent another $63.0 million to exercise our call option and acquire the remaining shares of TAIF Telcom (see Note 2 to our interim condensed consolidated financial statements).

We require significant funds to support our subscriber growth, primarily for increasing network capacity and developing networks in new license areas. Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) in 2001, 2002 and 2003 and in the nine months ended September 30, 2004 were $441.2 million, $574.3 million, $958.8 million and $780.2 million, respectively. We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities in 2001, 2002 and 2003 and in the nine months ended September 30, 2004 was $338.2 million, $412.8 million, $966.0 million and $1,281.2 million, respectively. Over the last few years, we have raised a total of $1.4 billion million through five U.S. dollar-denominated unsecured notes offerings in international capital markets. In July 2004, a syndicate of international banks made available to us an unsecured loan facility in an aggregate amount of $500.0 million, which is repayable in three years. In September 2004, this syndicated loan facility was increased to $600.0 million of which we have drawn $200.0 million as of September 30, 2004. As of September 30, 2004, we had indebtedness of approximately $1.49 billion, and our interest expense for the nine months ended September 30, 2004 was $78.8 million, net of amounts capitalized.

We hold a 49% equity investment in a mobile operator in Belarus, MTS Belarus, which had 0.97 million subscribers as of September 30, 2004. MTS Belarus is an equity investment, and its results are not consolidated in our financial statements. The remaining stake in MTS Belarus is owned by a Belarus state-owned enterprise.

Segments

We have several operating segments corresponding to separate legal entities within our group. For reporting purposes, we group them as follows: (1) our company, Mobile TeleSystems OJSC, or MTS OJSC, which holds licenses for and operates in the Moscow license area and a number of areas outside of Moscow; (2) our subsidiary, Telecom XXI, which holds licenses for and operates in St. Petersburg and a number of areas in northwest Russia; (3) our subsidiary, UMC, which holds licenses for and operates in Ukraine; and (4) several other smaller subsidiaries, which hold licenses for and operate in the different regions of Russia and our newly acquired subsidiary, Uzdunrobita, which holds licenses for and operates in Uzbekistan, which we call “Other regions.” See Note 10 to our interim condensed consolidated financial statements for segment information.

Subscriber Data

The following table shows our subscribers by country as of the dates indicated.

	At December 31,			At September 30,
	2001	2002	2003	2003	2004
	(in thousands)
Subscribers(1)
Russia, including:	2,650	6,644	13,370	11,344	20,842
MTS OJSC	2,275	3,746	6,529	6,036	11,146
Moscow license area	2,035	3,082	4,936	4,488	6,697
Telecom XXI	—	854	1,666	1,438	2,320
Other Russian regions	375	2,044	5,175	3,870	7,376
Ukraine (UMC)	—	—	3,350	2,550	5,528
Uzbekistan (Uzdunrobita)	—	—	—	—	263
Total consolidated	2,650	6,644	16,720	13,894	26,633
MTS Belarus (unconsolidated)	—	43	465	309	970

(1)           We define a subscriber as an individual or organization whose account shows chargeable activity within the previous 61 days (or 183 days in the case of the “Jeans” brand tariffs) and whose account does not have a negative balance for more than this period.

We had approximately 20.8 million subscribers in Russia at September 30, 2004 of which 6.7 million were in the Moscow license area that encompasses the City of Moscow and the Moscow region. According to AC&M-Consulting, approximately 25% of all mobile cellular subscribers in Russia reside in the Moscow license area, where penetration stood at approximately 87% as of September 30, 2004. Penetration in all of Russia was lower, at approximately 41%, according to AC&M-Consulting. Our subscribers in Russia outside of the Moscow license area totaled approximately 14.1 million as of September 30, 2004. According to AC&M-Consulting, as of September 30, 2004, we had a leading 35% market share of total mobile cellular subscribers in Russia. Our market share in the Moscow license area was higher at 45% as of September 30, 2004, according to AC&M-Consulting. We had approximately 5.5 million subscribers in Ukraine as of September 30, 2004 and, according to AC&M-Consulting, a 52% market share of total mobile cellular subscribers in Ukraine. In addition, we had approximately 0.3 million subscribers in Uzbekistan, representing a 51% market share, according to AC&M-Consulting.

We consider subscribers who are disconnected from our network, whether involuntarily due to non-payment or voluntarily, at such subscribers’ request (including those switching to a different tariff plan), and subscribers who do not use chargeable services for more than 61 days in any given period as churned subscribers (or 183 days in the case of our “Jeans” brand tariffs). We view the subscriber churn (the ratio of disconnected subscribers to the average number of subscribers in any given period)

as a measure of market competition and customer dynamics. The following table shows our Russian and Ukrainian subscriber churn for the periods indicated.

	Year Ended December 31,				Nine Months Ended September 30,
	2001	2002	2003		2003(1)		2004(1)
Subscriber Churn
Russia	26.8%	33.9%	47.3%		34.9%		23.7%
Ukraine	—	—	23.8	%(2)	19.4	%(3)	16.6%

(1)           Nine-month data not comparable to annual data.

(2)           Calculated based on the months of March through December 2003.

(3)           Calculated based on the months of March through September 2003.

The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. The decrease in our churn rate during the first nine months of 2004 occurred mainly due to successful marketing initiatives, focused on customer loyalty.

While our subscribers and revenues have been growing, our average monthly service revenue per subscriber has been decreasing. We calculate average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period. The following table shows our average monthly service revenue per subscriber and average monthly minutes of use per Russian and Ukrainian subscriber for the periods indicated.

	Year Ended December 31,				Nine Months Ended September 30,
	2001	2002	2003		2003		2004
Average monthly service revenue per subscriber
Russia	$36	$23	$17		$18		$14
Ukraine	—	—	$15	(1)	$16	(2)	$14
Average monthly minutes of use per subscriber
Russia	$157	$159	$144		$151		$157
Ukraine	—	—	$97	(1)	$95	(2)	$123

(1)           Calculated based on the months of March through December 2003.

(2)           Calculated based on the months of March through September 2003.

Average monthly service revenue per subscriber for Russia decreased from $23 for the year ended December 31, 2002 to $17 for the year ended December 31, 2003 and from $18 for the nine months ended September 30, 2003 to $14 for the nine months ended September 30, 2004. We expect a continued decline in average monthly service revenue per subscriber due to tariff decreases and the increasing ratio of mass-market subscribers with lower average monthly service revenue per subscriber in our subscriber mix. Average monthly minutes of use per subscriber is increasing due to tariff decreases and other general factors resulting in increased mobile use.

The following table shows the mix between Jeans and non-Jeans subscribers for Russia and Ukraine for the periods indicated. The “Jeans” brand tariffs were introduced in November 2002.

	At December 31,			At September 30,
	2001	2002	2003	2003	2004
Russia
Jeans	—	3%	44%	25%	71%
Non-Jeans	100%	97%	56%	75%	29%

Ukraine
Jeans (including SIM-SIM)	—	—	79%	76%	83%
Non-Jeans	—	—	21%	24%	17%

Revenues

Our principal sources of revenue are:

•      service revenues, including usage fees, monthly subscription fees, roaming and value-added service fees, and connection fees; and

•      revenues from sales of handsets and accessories.

We set our fees and prices with reference to the competitive environment and we expect price competition to increase in the future. Our fees are not currently regulated by any organization or governmental authority in Russia, while in Ukraine there have been cases where governmental authorities imposed restrictions on our tariffs. For example, in April 2004 we reduced some of our tariffs in Ukraine due to these restrictions.

Service Revenues and Connection Fees

Service revenues.  Usage fees include amounts charged directly to our subscribers, both for their usage of our network and for their usage of other operators’ GSM networks when roaming outside of our service area. We generally bill our subscribers for all incoming and outgoing calls, except for incoming local calls originated by one of our subscribers and received by another one of our subscribers. However, our “Jeans” tariff subscribers receive all incoming calls from certain other mobile providers free of charge.

The charges for outgoing calls to other cellular operators and to the public service telephone network are higher than charges for outgoing calls within our network. The usage fees charged for a call originating or terminating on our network depend on a number of factors, including the subscriber’s tariff plan, call duration, the time of day when the call was placed, call destination and whether the call was incoming or outgoing. Usage fees as a percentage of total net revenues were 69.3% in 2001, 67.3% in 2002, 71.7% in 2003, 72.2% and 80.8% in the nine months ended September 30, 2003 and 2004, respectively. The further development of our “Jeans” tariff, which has no monthly subscription fee, will support growth of the usage fees as a percentage of total revenues. However, usage fees declined as a percentage of revenues for the year ended December 31, 2002 due to the introduction of new tariff plans based on monthly subscription fees. The percentage of total net revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans, as well as the relative product mix between usage fee-based tariff plans versus monthly subscription fee-based tariff plans.

Monthly subscription fees consist of fixed monthly charges for network access. Monthly subscription fees as a percentage of our total net revenues represented 16.9% in 2001, 18.2% in 2002, 17.9% in 2003, 18.4% and 12.7% in the nine months ended September 30, 2003 and 2004, respectively.

The main reason for the decline of the monthly subscription fees as a percentage of total net revenues is a decrease in the share of subscribers with a monthly subscription fee in the subscriber mix. Many of our monthly subscription fee-based tariff plans also include a usage fee-based component for minutes used over certain number of pre-paid minutes. The percentage of total net revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by the factors discussed in the previous paragraph.

Roaming fees include amounts charged to other GSM operators for their subscribers, i.e., guest roamers, utilizing our network while traveling in our service area. We bill other GSM operators for calls of guest roamers carried on our network. Roaming fees represented 6.7% of our total net revenues in 2001, 6.7% in 2002, 6.0% in 2003, 4.6% and 2.6% in the nine months ended September 30, 2003 and 2004, respectively. We generally expect roaming fees to decline as a percentage of total net revenues as we expect the increase in our subscribers to continue to outpace the increase in guest roamers. In addition, roaming tariffs between mobile operators have a tendency to decrease relative to the increase of total number of mobile users.

We offer our subscribers an array of value-added services, including SMS, call forwarding, call waiting, call barring, call identification, voice mail, itemized billing and content-based services. For the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 monthly average SMS usage was 10, 16, 13 and 21 text messages sent per subscriber in Russia, respectively. These services have historically comprised less than 10% of total net revenues and are primarily reflected as usage fees, but we generally expect value-added services as a proportion of total net revenues to increase with subscriber growth. We expect that revenue from value-added services will vary based upon penetration rates, customer usage, pricing and advertising and promotional programs.

Connection fees.  Connection fees consist of charges paid to us by subscribers for the initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life as described in Note 1 to our interim condensed consolidated financial statements. Connection fees represented 2.3% of our total net revenues in 2001, 1.8% in 2002, 1.2% in 2003, 1.4% and 1.3% in the nine months ended September 30, 2003 and 2004, respectively. We expect connection fee revenues to remain at a low level as a percentage of total net revenues.

Sales of Handsets and Accessories

We sell handsets and accessories directly to subscribers in our sales offices and also to dealers for further resale. Since 1998, we have offered subscribers primarily dual-band and tri-band handsets that operate in the 900 and 1800 MHz bands and 900, 1800 and 1900 MHz bands, respectively. Revenue from the sale of handsets and accessories represented 4.7% of our total net revenue in 2001, 4.6% in 2002, 3.2% in 2003, 3.3% and 2.3% in the nine months ended September 30, 2003 and 2004, respectively. Our average selling price of handsets declined significantly between 2000 and 2003 and continued to decline in the nine months ended September 30, 2004. We generally do not subsidize handset sales in Russia, but in Ukraine, we subsidize handsets for contract subscribers. See “—Expenses—Cost of Handsets and Accessories” below.

We expect the demand for our handsets and accessories to continue to decrease due to the availability of cheaper “grey” market handsets entering the market. In addition, many new subscribers already own handsets, either purchased on the grey market or because they are churn clients from other operators. We expect as subscribers are added to our network and the price of handsets continues to decrease, our sales of handsets and accessories as a percentage of total net revenues will decline.

Expenses

Our principal expenses are:

•      cost of services, including interconnection, line rental and roaming expenses;

•      cost of handsets and accessories;

•      sales and marketing expenses;

•      general and administrative expenses, such as salaries, rent and other general and administrative expenses;

•      depreciation of property, network equipment and amortization of telephone numbering capacity, license costs and other intangible assets;

•      interest expenses; and

•      provisions for income taxes.

Cost of Services

Interconnection and Line Rental.  Interconnection and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers.

We expect unit interconnect costs to decline, although the aggregate amount payable by us will increase as our subscriber base and traffic volumes increase. We expect the cost of leasing telecommunication lines to vary based on the number of base stations, base station controllers, the number and capacity of leased lines utilized and competition among providers of leased lines, as well as availability and usability of substitutes such as microwave links owned by us. We expect that expenses relating to leased lines will decrease as a percentage of total net revenues as we continue to expand the use of our own fiber-optic network in our license areas.

Roaming Expenses.  Roaming expenses consist of amounts charged by other GSM operators under agreements for roaming services provided to our subscribers while outside our service area.

Cost of Handsets and Accessories

This type of expense includes primarily the cost of handsets and accessories sold to dealers and subscribers, and the cost of SIM cards provided to our customers. We have entered into supply agreements with various producers and suppliers of handsets and accessories to satisfy our requirements at what we believe to be competitive prices. We expect the cost per handset to decline due to our ability to work directly with suppliers to secure volume discounts, technological advances and competitive pressures in the market for handsets.

In Ukraine, we subsidize handsets for contract subscribers. In the nine months ended September 30, 2003 and 2004, we provided net handset subsidies in Ukraine for a total cost of $28.1 million and $36.0 million, respectively, which are reported as loss on sales of handsets. However, we do not subsidize handset sales in Russia.

Generally, we provide SIM cards to our customers free of charge. Cost of SIM cards used amounted to $13.4 million in 2001, $26.3 million in 2002, $68.3 million in 2003, $39.0 million and $56.1 million in the nine months ended September 30, 2003 and 2004, respectively. The growth of SIM cards expense in the nine months ended September 30, 2004 was primarily the result of an increase in subscribers and internal churn within our subscriber base.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of:

•      dealer commissions on new connections and advances collection from subscribers; and

•      expenses for advertising and promotion.

Sales and marketing expenses reflect, among other things, advertising, promotions and other costs associated with the expansion of services in our license areas and are expected to increase as subscriber numbers and market competition increase. In addition, we expect these costs to increase as we further develop our brand and introduce value-added services.

Prior to February 1, 2004, in Russia, we paid the full amount of commission when a dealer activated a subscriber’s contract. If such subscriber’s usage of our voice and non-voice services over the following six-month period amounted to less than the amount of the dealer’s commission, the dealer was required to reimburse the difference to us. Commencing on February 1, 2004, dealer commission contracts have been gradually migrated to a new payment scheme. Specifically, we have begun linking commissions payable to a dealer on a monthly basis to the amount of revenues we receive during the twelve-month period from the date a subscriber is activated by such dealer. In addition, we have established caps or a maximum commission amount for our dealers. We believe that the new method for paying commissions to dealers provides dealers with greater incentives to renew subscriptions, reduces the risk of dealer fraud and improves our cash-flow management.

General and Administrative Expenses

Our general and administrative expenses consist primarily of:

•      employee salaries and bonuses;

•      social contributions payable to the government;

•      taxes other than income taxes, e.g., taxes based on sales and property taxes;

•      office maintenance expenses;

•      provision for doubtful accounts;

•      network repair and maintenance; and

•      rent.

Total general and administrative expenses are expected to increase over time to reflect the increasing costs and staff required to service our growing subscriber base, but we expect they will decline on a per subscriber basis.

We generally expect our provision for doubtful accounts as a percentage of net revenues to remain stable as a result of our continued use of our advance payment system, whereby subscribers’ fees are debited from amounts paid by subscribers into their accounts in advance of line usage. In the future, our provision for doubtful accounts may increase if we increase the availability of tariff plans under the credit payment system. However, our general and administrative expenses for the year ended December 31, 2003 included $32.6 million of provision expense in comparison with $7.0 million of provision expense incurred in 2002 mainly due to dealer and subscriber fraud discovered in the first quarter of 2003 for the amount of $16.7 million. Our general and administrative expenses for the nine months ended September 30, 2004 included $17.4 million of bad debt expense compared to $28.7 million of bad debt expense in the nine months ended September 30, 2003 also mainly due to the fraud that occurred in 2003, as described above.

We measure subscriber acquisition costs, or SAC, to monitor the cost-effectiveness of our sales and marketing. We define SAC as total sales and marketing expenses for the period per additional subscriber. The following table shows SAC by segment for the periods indicated:

	Year Ended December 31,				Nine Months Ended September 30,
	2001	2002	2003		2003		2004
Subscriber Acquisition Costs (SAC)
Russia	$56	$35	$26		$26		$22
MTS OJSC	$65	$48	$32		$31		$26
Telecom XXI	—	$24	$22		$22		$22
UMC	—	—	$32	(1)	$37	(2)	$21
Other regions	$22	$18	$17		$18		$15

(1)           Calculated based on the months of March through December 2003.

(2)           Calculated based on the months of March through September 2003.

Depreciation of Property, Network Equipment and Amortization of Intangibles

We expect depreciation expense, which is principally associated with the depreciation of network equipment, to continue to increase in line with our network development program and the buildout associated with our regional license areas. Correspondingly, we also expect amortization of telephone numbering capacity, license costs and other intangible assets to increase in line with our development programs and the expansion of our subscriber base, including subscribers in our regional license areas. From January 1, 2002, we no longer amortize goodwill. At that date, we reclassified the carrying value of goodwill of $22.0 million to licenses.

Research and Development, Patents and Licenses, Etc.

Our research and development activities were not significant for the last three years and primarily included activities focused on new telecommunication technologies and evaluation of new or improved services and systems. Expenditures on research and development are recognized as expenses when they are incurred. We did not spend any significant amounts during the last three financial years or in the nine months ended September 30, 2004 on our research and development activities.

Interest Expense

We expect interest expense to continue to increase, which is principally associated with external debt incurred to finance our network development program and the buildout associated with our regional license areas.

Provision for Income Taxes

Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions. From January 1, 2002, the new Chapter 25 “Income Tax of Organizations” of the Tax Code became effective, which to some extent consolidates and simplifies income tax regulations.

The income tax base for Russian companies is defined as income received from sales of goods, works and services and property rights and income from non-sale operations, reduced by the amount of certain business expenses incurred in such operations. During each of the past three years and the nine months ended September 30, 2004, these expenses were computed according to several special deductibility regulations. These regulations combined detailed guidance as to what can be deducted for income tax purposes with specified limitations and restrictions on deductibility. For example, there were ceilings on deductibility of advertising or entertainment expenses. Deductions were limited or denied for a number of items commonly seen as fully deductible under Western tax systems, such as:

•      interest on loans;

•      advertising and business travel expenses above a stated limit;

•      non-mandatory insurance expenses; and

•      training expenses.

The new income tax legislation significantly liberalized the deductibility rules for business expenses. Therefore, starting January 1, 2002, the following business expenses are deductible:

•      interest on loans (with certain exceptions);

•      management expenses;

•      secondment expenses; and

•      training expenses (with certain exceptions).

Interest paid on loans, including the loans from our subsidiary, Mobile TeleSystems Finance S.A., made to us in connection with our notes, is deductible to the extent the interest rate does not exceed 15%. The deductibility rules for advertising and business travel expenses were also revised and relaxed significantly.

The tax legislation that was in force prior to 2002 established certain benefits and concessions for companies engaged in the production and service industries. Notably, taxable income could be reduced by amounts reinvested for specific purposes. However, the total reduction from this form of incentive together with certain other reductions could not exceed 50% of the taxable income for the period. The most significant reinvestment purposes that benefited from these concessions were technical re-equipment, reconstruction, expansion and development of production facilities, and the installation of new facilities. We used these concessions extensively in prior years. The new income tax legislation does not provide for special tax concessions related to investments in infrastructure.

In 2001, our statutory income tax rate in Russia was 35%. Effective January 1, 2002, the statutory income tax rate was reduced to 24%. As the result of this reduction, we recognized a net deferred tax benefit of approximately $22.0 million in 2001.

In 2003, the statutory income tax rate in Ukraine was 30%. From January 1, 2004, the Ukrainian statutory income tax rate changed to 25% as a result of changes in legislation. As the result of this reduction, we recognized a net deferred tax expense of approximately $4.8 million in 2003.

Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. We believe that we have adequately provided for tax liabilities in our consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

Acquisitions

Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition.

Below is the list of our major acquisitions during 2001, 2002 and 2003 and in the nine months ended September 30, 2004.

Company	License area	Date of acquisition	Stake acquired	Purchase price*
				(in millions)
2001
Telecom XXI	10 regions in northwest Russia, including St. Petersburg	May 2001	100.0%	$49.7
Telecom-900	Controlling stake in 3 regional operators: (1) 60% of FECS-900 (several regions in the Far East of Russia); (2) 53% of Uratel (Ural region); and (3) 51% of SCS-900 (several regions in the Siberian part of Russia)	August 2001	81.0%	26.8
				$76.5
2002
Kuban-GSM	Krasnodar region	March 2002	51.0%	$71.4
Kuban-GSM	Krasnodar region	October 2002	1.7%	5.0
BM-Telecom	Bashkortostan Republic	May 2002	100.0%	41.0
MTS-Barnaul	Altai region	July 2002	100.0%	2.4
Dontelecom	Rostov region	October 2002	100.0%	22.5
BIT	4 regions in the Far East of Russia	October 2002	100.0%	0.9
Telecom-900	See above	November 2002	19.0%	6.9
				$150.1
2003
UMC	Ukraine	March 2003	57.7%	$199.0
UMC	Ukraine	June 2003	26.0%	87.6
UMC	Ukraine	July 2003	16.3%	91.7
TAIF Telcom	Tatarstan Republic and Volga region	April 2003	51.0%	61.0
TAIF Telcom	Tatarstan Republic and Volga region	May 2003	1.7%	2.3
Sibchallenge	Krasnoyarsk region	August 2003	100.0%	45.5
Vostok Mobile BV	50% stake in Primtelefon (several regions in the Far East of Russia)	August 2003	100.0%	29.0
Uraltel	Ural region	August 2003	46.7%	35.7
TSS	Eastern Siberia	September 2003	100.0%	47.0
Kuban-GSM	Krasnodar region	September 2003	47.3%	107.0
				$705.8
Nine Months Ended September 30, 2004
SCS-900	Several regions in the Siberian part of Russia	March 2004	11.0%	$8.5
FECS-900	Several regions in the Far East of Russia	April 2004	40.0%	8.3
MSS	Eastern Siberia	April 2004	7.5%	2.2
Primtelefon	Several regions in the Far East of Russia	June 2004	50.0%	31.0
UDN-900	Udmurtiya Republic	July 2004	49.0%	6.4
Volgograd Mobile	Volga region	August 2004	50.0%	2.9
Astrakhan Mobile	Volga region	August 2004	50.0%	1.1
Uzdunrobita	Uzbekistan	August 2004	74.0%	121.0
				$181.4

*              Excluding acquisition-related costs and debt assumed.

See also Note 11 to our interim condensed consolidated financial statements for additional acquisitions since September 30, 2004.

Results of Operations

The following table sets forth selected financial information by reportable segment.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Revenues
MTS OJSC	$831,857	$1,044,877	$1,471,198	$1,065,798	$1,544,845
Telecom XXI	—	79,166	210,460	147,498	219,799
UMC	—	—	394,038	251,549	586,445
Other regions	64,780	291,143	601,171	402,654	723,826
Eliminations(1)	(3,390)	(53,430)	(130,669)	(93,002)	(267,577)
Revenues as reported	$893,247	$1,361,756	$2,546,198	$1,774,497	$2,807,338

Costs of services and cost of handsets and accessories, exclusive of depreciation and amortization shown separately below
MTS OJSC	$168,323	$235,957	$315,021	$228,885	$401,314
Telecom XXI	—	18,415	33,348	23,555	32,293
UMC	—	—	94,959	57,275	150,571
Other regions	17,144	75,467	141,765	93,069	148,814
Eliminations(1)	(1,974)	(43,168)	(110,914)	(79,589)	(248,240)
Cost of services and cost of handsets and accessories as reported	$183,493	$286,672	$474,179	$323,195	$484,752

Sundry operating expenses(2)
MTS OJSC	$121,055	$173,377	$241,069	$184,672	$224,396
Telecom XXI	—	18,894	28,071	20,580	33,333
UMC	—	—	50,192	32,723	55,992
Other regions	13,543	39,213	88,074	56,736	116,774
Eliminations(1)	—	(2,428)	(684)	(696)	(3,235)
Sundry operating expenses as reported	$134,598	$229,056	$406,722	$294,015	$427,260

Sales and marketing expenses
MTS OJSC	$102,806	$125,841	$187,325	$130,400	$161,417
Telecom XXI	—	22,183	31,627	21,759	28,727
UMC	—	—	50,791	30,635	51,899
Other regions	5,516	27,599	58,672	38,180	63,884
Eliminations(1)	(593)	(3,646)	(1,632)	(1,622)	(7,526)
Sales and marketing expenses as reported	$107,729	$171,977	$326,783	$219,352	$298,401

Depreciation and amortization
MTS OJSC	$114,923	$144,004	$199,946	$140,541	$178,003
Telecom XXI	—	17,343	36,782	25,669	35,143
UMC	—	—	66,392	45,437	82,221
Other regions	18,395	48,333	114,484	78,101	157,670
Eliminations(1)	—	—	(1,688)	(1,636)	(2,295)
Depreciation and amortization as reported	$133,318	$209,680	$415,916	$288,112	$450,742

Operating Income
MTS OJSC	$316,894	$365,698	$527,837	$381,300	$579,715
Telecom XXI	—	2,331	80,632	55,935	90,303
UMC	—	—	131,704	85,478	245,762
Other regions	8,039	100,531	198,176	136,568	236,684
Eliminations(1)	(824)	4,189	(15,751)	(9,458)	(6,281)
Operating income as reported	$324,109	$464,371	$922,598	$649,823	$1,146,183

(1)           Represents the elimination of intercompany sales, sundry operating expenses, sales and marketing expenses and the related operating income, primarily for intercompany roaming arrangements and management and marketing support provided by MTS OJSC to regional companies, as well as of other intercompany transactions.

(2)           For the purposes of this analysis “Sundry operating expenses” consists of general and administrative expenses and other operating expenses.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

Revenues and cost of services and cost of handsets and accessories

Consolidated revenues for the nine months ended September 30, 2004 increased by $1,032.8 million, or 58.2%, to $2,807.3 million from $1,774.5 million for the nine months ended September 30, 2003. This increase was primarily due to the significant growth in our subscriber base from 13.9 million as of September 30, 2003 to 26.6 million as of September 30, 2004. As of September 30, 2003, UMC had 2.6 million subscribers, which grew to 5.5 million subscribers as of September 30, 2004. A portion of the growth in the subscriber base was due to acquisitions during the nine months ended September 30, 2004, including Uzdunrobita with 0.3 million subscribers and Primtelefon with 0.2 million subscribers. The growth was also attributable to our sales and marketing efforts and the expansion of our network, as well as improving general economic conditions and income levels in Russia and Ukraine. The increase in revenues from subscriber growth was partially offset by a decrease in tariffs in the Moscow and other highly competitive license areas, an increase of mass-market subscribers in our subscriber mix and our continued expansion into the regions of Russia outside of the Moscow license area where tariffs are lower. As a result, average monthly service revenue per subscriber in Russia decreased by 22% from $18 per subscriber for the nine months ended September 30, 2003 to $14 for the nine months ended September 30, 2004.

For the nine months ended September 30, 2004, service revenues and connection fees increased by $1,025.9 million, or 59.8%, to $2,741.6 million compared to $1,715.7 million for the nine months ended September 30, 2003 due to the growth in the number of our subscribers, as explained above. Revenues from sales of handsets and accessories increased by $7.1 million, or 12.1%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003, due to growth of handsets sale activity. This growth was partially offset by a decline in the average selling price of handsets.

Consolidated cost of services and cost of handsets and accessories for the nine months ended September 30, 2004 increased by 50.0% to $484.8 million from $323.2 million for the nine months ended September 30, 2003. The increase in costs was primarily attributable to subscriber growth and related growth of traffic related expenses and cost of handsets and accessories sold. For the nine months ended September 30, 2004, interconnection and line rental expenses grew to $241.7 million from $127.3 million for the nine months ended September 30, 2003 and roaming expenses grew to $93.8 million from $82.9 million, respectively. For the nine months ended September 30, 2004, cost of handsets and accessories sold, including SIM cards provided to customers, grew to $149.3 million from $113.0 million for the nine months ended September 30, 2003.

Consolidated gross margin was $2,322.6 million, or 82.7% of consolidated revenues for the nine months ended September 30, 2004, compared to $1,451.3 million, or 81.8% of consolidated revenues for the nine months ended September 30, 2003. This increase in our consolidated gross margin percentage is due to lower interconnection and line rental charges payable to other operators for access to their networks relative to our increasing revenues because, as we have expanded our network, more calls are placed and completed solely within our network, thereby avoiding the need to pay such charges to other operators while still fully earning the related revenues from such calls. We also believe that this increase can be explained in part by lower costs of leasing telecommunication lines relative to our increasing revenues as we build out our own fiber-optics network in our license areas.

MTS OJSC revenues for the nine months ended September 30, 2004 increased by 44.9% to $1,544.8 million from $1,065.8 million for the nine months ended September 30, 2003. Our subscriber base in the MTS OJSC license areas increased by 85% from 6.0 million as of September 30, 2003 to 11.1 million as of September 30, 2004. The effect on revenues of the increase in our subscriber base was partially offset by a decrease in the average selling prices of handsets and accessories, a decrease in tariffs in the Moscow license area and an increase of mass-market subscribers share in our subscriber mix.

MTS OJSC cost of services and cost of handsets and accessories for the nine months ended September 30, 2004 increased by 75.3% to $401.3 million from $228.9 million for the nine months ended September 30, 2003. The growth occurred as a result of $32.7 million and $69.2 million increases in roaming expenses and cost of handsets and accessories, respectively. This was primarily driven by an increase in the number of subscribers and related growth of roaming traffic and cost of handsets and accessories sold. Roaming expenses increased to $126.6 million, or 8.2% of segment revenues, for the nine months ended September 30, 2004 from $93.9 million, or 8.8% of segment revenues, for the nine months ended September 30, 2003. Cost of handsets and accessories increased to $133.2 million, or 8.6% of segment revenues, for the nine months ended September 30, 2004 from $64.0 million, or 6.0% of segment revenues, for the nine months ended September 30, 2003.

MTS OJSC gross margin increased by 36.6% to $1,143.5 million in the nine months ended September 30, 2004 from $836.9 million in the nine months ended September 30, 2003. MTS OJSC’s gross margin percentage decreased to 74.0% in the nine months ended September 30, 2004 from 78.5% in the nine months ended September 30, 2003. The main reason for the decrease in the gross margin by 4.5% was the significant growth in sales of equipment and handsets from MTS OJSC to subsidiaries. MTS OJSC charges minimal mark-up, ranging from 3% to 7%, on these sales. The effect of these transactions is eliminated in the consolidated financial statements.

Telecom XXI revenues for the nine months ended September 30, 2004 increased by 49.0% to $219.8 million from $147.5 million for the nine months ended September 30, 2003. Our subscriber base in the Telecom XXI license areas increased by 64.3% from 1.4 million as of September 30, 2003 to 2.3 million as of September 30, 2004. The growth of subscribers in percentage terms is higher than the growth of revenues mainly because the newly acquired subscribers have lower average monthly service revenue per subscriber compared to subscribers already connected to our network. This trend is typical when expanding subscriber base in a competitive environment.

Telecom XXI cost of services and cost of handsets and accessories for the nine months ended September 30, 2004 increased by 37.9% to $32.4 million from $23.5 million for the nine months ended September 30, 2003. This was primarily due to $5.7 million and $5.5 million increases in interconnection and line rental expenses and roaming expenses, respectively. Interconnection and line rental expenses increased to $11.6 million, or 5.3% of segment revenues, in the nine months ended September 30, 2004 from $5.9 million, or 4.0% of segment revenues, in the nine months ended September 30, 2003 mainly due to an increase of the number of base stations in use and overall growth in traffic on the network. Roaming expenses increased to $14.7 million, or 6.7% of segment revenues, for the nine months ended September 30, 2004 from $9.2 million, or 6.2% of segment revenues, for the nine months ended September 30, 2003 mainly due to subscriber growth and related traffic expenses.

Telecom XXI gross margin increased by 51.1% to $187.4 million in the nine months ended September 30, 2004 from $124.0 million in the nine months ended September 30, 2003. Telecom XXI gross margin percentage increased to 85.3% in the nine months ended September 30, 2004 from 84.1% in the nine months ended September 30, 2003. This increase is primarily the result of continued expansion of the network in 2004 and the related economies of scale effect.

UMC revenues for the nine months ended September 30, 2004 were $586.4 million, while for the nine months ended September 30, 2003, $251.5 million of UMC’s revenues were consolidated with our results (representing revenues from the date of our acquisition of UMC in March 2003 to September 30, 2003). Growth in sales revenues occurred mainly due to an increase in UMC’s subscriber base from 2.6 million, as of September 30, 2003, to 5.5 million, as of September 30, 2004.

UMC cost of services and cost of handsets and accessories for the nine months ended September 30, 2004 and for the period from March 1, 2003 to September 30, 2003 were $150.5 million and $57.3 million, respectively. The growth was mainly due to the increase in UMC’s subscriber base.

UMC gross margin for the nine months ended September 30, 2004 grew to $435.9 million from $194.2 million for the period from March 1, 2003 to September 30, 2003. As a percentage of total revenues, gross margin decreased to 74.3% in nine months ended September 30, 2004, from 77.2% in same period in 2003. This decrease gross margin was mainly due to the introduction in September 2003 of the calling party pays scheme. Under this scheme, starting from September 2003, UMC pays termination fees to other mobile operators for calls initiated by its subscribers. During the nine months ended September 30, 2004, this scheme had a full effect on financial results, while during the same period in 2003, only the month of September was included.

Other regions revenues for the nine months ended September 30, 2004 increased by 79.8% to $723.9 million from $402.7 million for the nine months ended September 30, 2003. Our subscriber base in these regions increased by 89.7% from 3.9 million as of September 30, 2003 to 7.4 million as of September 30, 2004, which is the result of our expansion into the regions both through organic growth and acquisitions. As of September 30, 2004, we had commenced commercial operations in 63 regions of Russia, compared to 57 as of September 30, 2003. The growth of subscribers in percentage terms is higher than revenue growth mainly due to the fact that newly acquired subscribers have lower average monthly service revenue per subscriber compared to subscribers already connected to our network. This is a usual trend for expanding subscribers base in the competitive environment

Other regions cost of services and cost of handsets and accessories for the nine months ended September 30, 2004 increased by 59.8% to $148.8 million from $93.1 million for the nine months ended September 30, 2003 due to subscriber growth and related traffic expenses.

Other regions gross margin increased by $265.5 million, or 85.8%, from $575.1 million in the nine months ended September 30, 2003 to $309.6 million in the nine months ended September 30, 2004, primarily due to the increase in the number of subscribers. Our gross margin percentage for the other regions segment increased to 79.4% in the nine months ended September 30, 2004 from 76.9% in the nine months ended September 30, 2003, which can be explained by the same factors discussed above with respect to the increase in the consolidated gross margin.

Sundry operating expenses

Consolidated sundry operating expenses for the nine months ended September 30, 2004 increased by 45.3% to $427.3 million from $294.0 million for the nine months ended September 30, 2003. The increase in sundry operating expenses was largely attributable to the subscriber growth and the acquisition of UMC, which together contributed $56.0 million to consolidated sundry operating expenses for the nine months ended September 30, 2004 after intercompany elimination. For the nine months ended September 30, 2003, only seven months of UMC’s operations were consolidated, contributing $32.7 million to sundry operating expenses in that period. In the nine months ended September 30, 2004, salary expenses and related social contributions increased by $75.0 million due to an increase in personnel. In addition, network repair and maintenance expenses increased by $23.3 million in the nine months ended September 30, 2004 due to the expansion and aging of our network, as compared to the same period in 2003. Generally, sundry operating expenses as a percentage of net revenues decreased to 15.2% for the nine months ended September 30, 2004 from 16.6% in the nine months ended September 30, 2003 due to economies of scale.

MTS OJSC sundry operating expenses for the nine months ended September 30, 2004 increased by 21.5% to $224.4 million from $184.7 million for the nine months ended September 30, 2003. The major reason for this growth was an increase in salaries, bonuses and related social contributions for additional personnel of $39.9 million. Sundry operating expenses as a percentage of segment revenues decreased to 14.5% for the nine months ended September 30, 2004 from 17.3% for the nine months ended September 30, 2003. This decrease was mainly due to a reduction in the bad debt provision expense from $25.2 million for the nine months of 2003, or 2.4% of segment revenue, to $9.6 million for the nine months of 2004, or 0.6% of segment revenue. The higher expense in the first nine months of 2003 was related to the dealer and subscriber fraud discovered in March 2003, as discussed above.

Telecom XXI sundry operating expenses for the nine months ended September 30, 2004 increased by 61.7% to $33.3 million from $20.6 million for the nine months ended September 30, 2003. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $4.6 million and repair and maintenance of $4.6 million. The increases were primarily the result of the general expansion of our network in the region. Sundry operating expenses as a percentage of segment revenues increased to 15.2% for the nine months ended September 30, 2004, as compared to 14.0% for the nine months ended September 30, 2003. The main reason for this increase was one-off repair expenses incurred during the nine months ended September 30, 2004.

UMC sundry operating expenses for the nine months ended September 30, 2004 were $56.0 million, or 9.5% of segment revenues, while for the nine months ended September 30, 2003 these expenses were $32.7 million, or 13% of segment revenue. The increase in such expenses in absolute terms during the first nine months of 2004 was the result of an overall increase in UMC’s activity. The main reason for the decrease in sundry operating expenses as a percentage of segment revenues was the economies of scale we achieved related to salary and repair and maintenance expenses.

Other regions sundry operating expenses for the nine months ended September 30, 2004 increased by 106.0% to $116.8 million from $56.7 million for the nine months ended September 30, 2003. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $24.2 million and repair and maintenance expenses for the expanded network of $12.7 million. Sundry operating expenses as a percentage of segment revenues increased to 16.1% for the nine months ended September 30, 2004, as compared to 14.1% for the nine months ended September 30, 2003 due to higher expenses in connection with our continuing expansion into the regions.

Sales and marketing expenses

Consolidated sales and marketing expenses for the nine months ended September 30, 2004 increased by 36.0% to $298.4 million from $219.4 million for the nine months ended September 30, 2003. The increase in sales and marketing expenses was largely related to our strategy to develop our subscriber base through organic growth. The components of growth in sales and marketing expenses were an increase of $49.4 million in commissions to dealers and an increase of $29.6 million in advertising and promotion expenses. The increase in commissions to dealers was primarily due to an increase in the volume of sales through dealers. The increase in advertising and promotion expenses related to increased overall marketing efforts and relatively higher costs of television commercials. Sales and marketing expenses as a percentage of net revenues decreased to 10.6% for the nine months ended September 30, 2004 from 12.4% for the nine months ended September 30, 2003. The main reason for this decrease was the introduction in Russia of the new dealers’ commission scheme in 2004, described above, which resulted in a decrease in dealers’ commissions as a percentage of revenues from 8.5% to 7.1%.

MTS OJSC sales and marketing expenses for the nine months ended September 30, 2004 increased by 23.8% to $161.4 million from $130.4 million for the nine months ended September 30, 2003. Sales and marketing expenses as a percentage of segment revenues decreased to 10.4% for the nine months ended September 30, 2004 from 12.2% for the nine months ended September 30, 2003. MTS OJSC has traditionally incurred consolidated costs of national TV advertising campaigns, which have experienced significant inflation in the last few years. MTS does not allocate a portion of these advertising costs to Telecom XXI and other Russian regions segments even though sales in these regions benefit from this national advertising. The main reason for the decrease in sales and marketing expenses as a percentage of segment revenues was the introduction of the new dealer commission scheme in 2004, which resulted in a decrease in dealers’ commissions as a percentage of revenues from 8.2% to 6.6%.

Telecom XXI sales and marketing expenses for the nine months ended September 30, 2004 increased by 31.7% to $28.7 million from $21.8 million for the nine months ended September 30, 2003, as a result of the expansion of the operations into regions other than St. Petersburg and an increase in dealers’ commissions due to general growth of sales volume through dealers. Sales and marketing expenses as a percentage of segment revenues decreased to 13.1% for the nine months ended September 30, 2004 from 14.8% for the nine months ended September 30, 2003. The main reason for this decrease was a decrease of the dealer commissions as a percentage of segment revenues from 11.3% to 10.2% for the nine months ended September 30, 2003 and 2004, respectively, which was primarily due to the introduction of the new dealer commission scheme in 2004, described above. In addition, in the third quarter of 2003, we introduced our Jeans tariff in the region, which became popular and has lower commission fees than our contract tariff plans.

UMC sales and marketing expenses for the nine months ended September 30, 2004 were $51.9 million, or 8.9% of segment revenues, while for nine months ended September 30, 2003 these expenses were $30.6 million, or 12.2% of segment revenue. Absolute growth in these expenses for the nine months ended September 30, 2004 occurred due to overall growth of UMC’s activity. The decrease in sales and marketing expenses as a percentage of segment revenue was caused by two factors: decrease in advertising and promotion expenses from 5.0% to 2.6% of segment revenue due to extensive advertising campaigns organized in the third quarter of 2003 related to the Jeans tariff launch and decrease in dealers’ commissions from 7.2% to 6.2% of segment revenue due to a change in the commission scheme in December 2003 (commission is calculated based on revenue received from subscribers contracted by the dealer).

Other regions sales and marketing expenses for the nine months ended September 30, 2004 increased by 67.3% to $63.9 million from $38.2 million for the nine months ended September 30, 2003, as a result of our expansion of the existing regional operations. Sales and marketing expenses as a percentage of segment revenues decreased to 8.8% for the nine months ended September 30, 2004, from 9.5% for the nine months ended September 30, 2003. The main reason for this decrease was a decrease in dealers’ commissions expense as a percentage of segment revenues from 7.3% to 6.5% due to several factors: expansion of our own distribution network in some regions (i.e., more new subscription are made in our own sales offices and no commission is paid to dealers) and a decrease in the dealers’ commissions tariffs in several regions.

Depreciation and amortization expenses

Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the nine months ended September 30, 2004 increased by 56.4% to $450.7 million from $288.1 million for the nine months ended September 30, 2003. Depreciation and amortization expenses as a percentage of net revenues remained stable at 16.1% for the nine months ended September 30, 2004, as compared to 16.2% for the nine months ended September 30, 2003.

MTS OJSC depreciation and amortization for the nine months ended September 30, 2004 increased by 26.7% to $178.0 million from $140.5 million for the nine months ended September 30, 2003, but declined as a percentage of segment revenues to 11.5% for the nine months ended September 30, 2004 from 13.2% for the nine months ended September 30, 2003 mainly due to expansion of our subscriber base in our existing network.

Telecom XXI depreciation and amortization for the nine months ended September 30, 2004 increased by 36.6% to $35.1 million from $25.7 million for the nine months ended September 30, 2003 and decreased as a percentage of segment revenues to 16.0% from 17.4%. This decrease is due to revenue growth outpacing depreciation expense growth as Telecom XXI’s commercial operations are firmly established and extensive network build-up in the initial years of operations (2002-2003) is no longer being carried out.

UMC depreciation and amortization for the nine months ended September 30, 2004 was $82.2 million, or 14.0% of segment revenues, while for the nine months ended September 30, 2003 depreciation and amortization was $45.4 million, or 18.1% of segment revenues. Absolute growth of depreciation and amortization expense was mainly due to the continued buildout of UMC’s network in Ukraine. The decrease in depreciation and amortization expense as a percentage of segment revenues was mainly due to the effect of economies of scale.

Other regions depreciation and amortization for the nine months ended September 30, 2004 increased by 101.9% to $157.7 million from $78.1 million for the nine months ended September 30, 2003 and increased as a percentage of segment revenues to 21.8% from 19.4%. The increase in the depreciation and amortization expense was driven by two factors: the continued buildout of our network in the regions and assets acquired through acquisitions.

Operating Income

Consolidated operating income for the nine months ended September 30, 2004 increased by 76.4% to $1,146.2 million, including $245.8 million of UMC’s results after intercompany elimination for the nine months ending September 30, 2004 from $649.8 million for the nine months ended September 30, 2003, of which $85.5 million was contributed by UMC. Operating income as a percentage of net revenues was at 40.8% for the nine months ended September 30, 2004 and 36.6% for the nine months ended September 30, 2003. The main reasons for the increase in operating income as a percentage of revenues were the relative decreases as a percentage of revenues of the sales and marketing expenses and sundry operating expenses.

MTS OJSC operating income for the nine months ended September 30, 2004 increased by 52.0% to $579.7 million from $381.3 million for the nine months ended September 30, 2003 and remained relatively stable as a percentage of segment revenues at 37.5% for the nine months ended September 30, 2004, as compared to 35.8% for the nine months ended September 30, 2003.

Telecom XXI operating income for the nine months ended September 30, 2004 increased by 61.5% to $90.3 million, or 41.1% of segment revenues, from $55.9 million, or 37.9% of segment revenues, for the nine months ended September 30, 2003. Telecom XXI experienced higher profitability as large start-up expenses incurred in 2002 resulted in revenue growth in 2003, a trend which continued in 2004.

UMC operating income for the nine months ended September 30, 2004 was $245.8 million, or 41.9% of segment revenues, while for nine months ended September 30, 2003 operating income was $85.5 million, or 34.0% of segment revenues. Absolute growth of operating income primarily was the result of the overall growth in UMC’s subscriber base and the continued buildout of its network. In addition, for nine months ended September 30, 2003, only seven months of UMC’s operations were consolidated into our results, as we did not acquire a controlling stake in UMC until March 2003. Growth of operating income as a percentage of segment revenues occurred mainly due to a decrease in expenses realized through economies of scale and the growth in UMC’s subscriber base.

Other regions operating income for the nine months ended September 30, 2004 increased by 73.3% to $236.7 million, or 32.7% of segment revenues, from $136.6 million, or 33.9% of segment revenues, for the nine months ended September 30, 2003. The growth in operating income of the other regions segment occurred due to overall organic and acquisitional growth of the regional business (growth of subscriber base and revenues), followed by respective growth of cost of services and operating expenses.

Currency exchange and translation gain

Consolidated currency exchange and translation gain for the nine months ended September 30, 2004 was $2.6 million, compared to $4.8 million for the nine months ended September 30, 2003. We conduct our operations primarily within the Russian Federation and Ukraine. We are subject to currency fluctuations, including U.S. dollar versus ruble/hryvnia and U.S. dollar versus euro. See “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

Interest expense

Consolidated interest expense for the nine months ended September 30, 2004 increased by 12.6% to $78.8 million from $70.0 million for the nine months ended September 30, 2003, primarily as the result of additional interest expense incurred in conjunction with our $300.0 million notes issued in August 2003 and $400.0 million notes issued in October 2003.

Other income

Consolidated other income/(expense) for the nine months ended September 30, 2004 increased to a gain of $22.0 million from a loss of $12.3 million incurred for the nine months ended September 30, 2003. The main reason for this change relates to the significant growth in profitability of MTS Belarus. During the nine months ended September 30, 2003, $2.0 million of MTS Belarus’ loss was included in our results, while for the nine months ended September 30, 2004, $15.7 million of income was included in our results.

Provision for income taxes

Consolidated provision for income taxes for the nine months ended September 30, 2004 increased by 68.0% to $269.6 million from $160.5 million for the nine months ended September 30, 2003. The effective tax rate decreased to 24.3% in the nine months ended September 30, 2004 from 27.5% in the nine months ended September 30, 2003 mainly as a result of an increase in deductible foreign currency exchange losses for purposes of our statutory accounts and a decrease in the statutory tax rate in Ukraine from 30% in 2003 to 25% in 2004.

Minority interest

Minority interest for the nine months ended September 30, 2004 decreased by $31.7 million to $27.4 million from $59.1 million for the nine months ended September 30, 2003 as a result of purchases of additional stakes from minority shareholders in regional companies, the major ones being FECS-900, Uraltel and SCS-900.

Net income

Net income for the nine months ended September 30, 2004 increased by $449.1 million, or 123.2%, to $813.6 million, compared to $364.5 million for the nine months ended September 30, 2003, due to overall growth of our operations and the factors discussed above. Net income as a percentage of revenues was 29.0% in the nine months ended September 30, 2004 and 20.5% in the nine months ended September 30, 2003. The main reason for the increase in net income as a percentage of revenues was the relative decrease as a percentage of revenues in the following items: sales and marketing expenses, sundry operating expenses, interest expense, other expense and minority interest.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

Revenues and cost of services and products

Consolidated revenues for the year ended December 31, 2003 increased by $1,184.4 million, or 87.0%, to $2,546.2 million from $1,361.8 million for the year ended December 31, 2002. This increase was primarily due to the significant growth in our subscriber base from 6.64 million as of December 31, 2002 to 16.72 million as of December 31, 2003. A portion of the growth in the subscriber base was due to acquisitions during 2003, including UMC. At the time of acquisition, UMC had 1.8 million subscribers, which grew to 3.4 million subscribers as of the end of the year. The increase in revenues from subscriber growth was partially offset by a decrease in tariffs in the Moscow license area, an increase of mass-market subscribers in our subscriber mix and our continued expansion into the regions of Russia outside of the Moscow license area where tariffs are lower. As a result, average monthly service revenue per subscriber in Russia decreased 26% from $23 per subscriber for the year ended December 31, 2002 to $17 for the year ended December 31, 2003. Our sales and marketing effort and the expansion of our network, as well as improving general economic conditions and income levels in Russia and Ukraine were primarily responsible for the growth in our subscriber base.

For the year ended December 31, 2003, service revenues increased by $1,161.4 million, or 91.1%, to $2,435.7 million compared to $1,274.3 million for the year ended December 31, 2002 due to the growth in the number of our subscribers, as explained above. Connection fees increased by only $4.5 million, or 18.2%, compared to the year ended December 31, 2002 due to the introduction of tariff plans without connection fees, including our Jeans tariff, and low connection fee tariff plans. Equipment revenues increased by $18.5 million, or 29.5%, for the year ended December 31, 2003, compared to the year ended December 31, 2002 due to subscriber growth in 2003, although not as fast as subscriber growth because the average selling price of handsets declined as many of our subscribers already own handsets.

Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2003 increased by 65.4% to $474.2 million from $286.7 million for the year ended December 31, 2002. The increase in costs was primarily attributable to subscriber growth and related growth of traffic related expenses and cost of equipment sold, as well as the inclusion of ten months of UMC’s results, which added $94.1 million to consolidated cost of services and products after intercompany eliminations.

Consolidated gross margin was 81.4% for the year ended December 31, 2003 compared to 78.9% for the year ended December 31, 2002. We believe that this increase in our consolidated gross margin is due to lower interconnection and line rental charges payable to other operators for access to their networks relative to our increasing revenues because, as we have expanded our network, more calls are placed and completed solely within our network, thereby avoiding the need to pay such charges to other operators while still fully earning the related revenues from such calls. We also believe that this increase can be explained, in part, by lower costs of leasing telecommunication lines relative to our increasing revenues as we build out our own fiber-optics network in our license areas.

MTS OJSC revenues for the year ended December 31, 2003 increased by 40.8% to $1,471.2 million from $1,044.9 million for the year ended December 31, 2002. Our subscriber base in the MTS OJSC license areas increased by 74.3% from 3.7 million as of December 31, 2002 to 6.5 million as of December 31, 2003. The increase in the subscriber base was partially offset by a decrease in tariffs in the Moscow license area and an increase of mass-market subscribers in our subscriber mix.

MTS OJSC cost of services and cost of handsets and accessories for the year ended December 31, 2003 increased by 33.5% to $315.0 million from $236.0 million for the year ended December 31, 2002. This was primarily due to the $37.8 million and $27.6 million increases in roaming expenses and cost of handsets and accessories, respectively, resulting from an increase in the number of subscribers and related growth of roaming traffic and cost of equipment sold. Roaming expenses increased to $126.7 million, or 8.6% of segment revenues, for the year ended December 31, 2003 from $88.9 million, or 8.5% of segment revenues, for the year ended December 31, 2002. Cost of handsets and accessories increased to $89.8 million, or 6.1% of segment revenues, for the year ended December 31, 2003 from $62.2 million, or 6.0% of segment revenues, for the year ended December 31, 2002.

MTS OJSC gross margin increased by 42.9% to $1,156.2 million in 2003 from $808.9 million in 2002. MTS OJSC’s gross margin percentage increased to 78.6% in 2003 from 77.4% in 2002, which can be explained by the same factors discussed above with respect to the increase in the consolidated gross margin.

Telecom XXI revenues for the year ended December 31, 2003 increased by 165.8% to $210.5 million from $79.2 million for the year ended December 31, 2002, which was Telecom XXI’s first year of operations. Our subscriber base in the Telecom XXI license areas increased by 95.1% from 0.9 million as of December 31, 2002 to 1.7 million as of December 31, 2003. We also increased our tariffs in 2003.

Telecom XXI cost of services and cost of handsets and accessories for the year ended December 31, 2003 increased by 81.0% to $33.3 million from $18.4 million for the year ended December 31, 2002. This was primarily due to the $8.5 million and $7.5 million increases in interconnection and line rental expenses and roaming expenses, respectively. Interconnection and line rental expenses increased to $14.0 million, or 6.7% of segment revenues, in 2003 from $5.5 million, or 6.9% of segment revenues, in 2002 mainly due to an increase in the number of base stations in use. Roaming expenses increased to $12.5 million, or 5.9% of segment revenues, for the year ended December 31, 2003 from $5.0 million, or 6.3% of segment revenues, for the year ended December 31, 2002 mainly due to subscriber growth and related traffic expenses.

Telecom XXI gross margin increased by 191.3% to $177.1 million in 2003 from $60.8 million in 2002. Telecom XXI gross margin percentage increased to 84.2% in 2003 from 76.7% in 2002, which can be explained primarily by the increase in tariffs discussed above.

UMC revenues for the year ended December 31, 2003, were $394.0 million.

UMC cost of services and products for the year ended December 31, 2003 was $95.0 million, resulting in a gross margin of $299.0 million.

UMC gross margin percentage was 75.9% in 2003.

Other regions revenues for the year ended December 31, 2003 increased by 106.5% to $601.2 million from $291.1 million for the year ended December 31, 2002. Our subscriber base in the other regions segment increased by 153.2% from 2.0 million as of December 31, 2002 to 5.2 million as of December 31, 2003, consistent with our expansion into the regions.

Other regions cost of services and cost of handsets and accessories for the year ended December 31, 2003 increased by 87.8% to $141.8 million from $75.5 million for the year ended December 31, 2002 due to subscriber growth and related growth of traffic related expenses.

Other regions gross margin increased by $243.7 million, or 113.0%, from $215.7 million in 2002 to $459.4 million in 2003, primarily due to the increase in the number of subscribers. Our gross margin percentage for the other regions segment increased to 76.4% in 2003 from 74.1% in 2002, which can be explained by the same factors discussed above with respect to the increase in the consolidated gross margin.

Sundry operating expenses

Consolidated sundry operating expenses for the year ended December 31, 2003 increased by 77.5% to $406.7 million from $229.1 million for the year ended December 31, 2002. The increase in sundry operating expenses was largely attributable to subscriber growth and the acquisition of UMC, which contributed $50.2 million to consolidated sundry operating expenses for the year ended December 31, 2003 after intercompany elimination. In 2003, we experienced an increase of $72.1 million in salaries and related social contributions for additional personnel and an increase in network repair and maintenance expenses of $19.0 million due to the expansion and aging of our network, as compared to the prior period. Our operating expenses for the year ended December 31, 2003 also included a $16.7 million provision related to dealer and subscriber fraud. Operating expenses as a percentage of net revenues were, however, relatively stable at 16.0% and 16.8% for the year ended December 31, 2003 and 2002, respectively.

MTS OJSC sundry operating expenses for the year ended December 31, 2003 increased by 39.0% to $241.1 million from $173.4 million for the year ended December 31, 2002. The most significant increases were in the areas of bad debt, mainly related to dealer and subscriber fraud as discussed above ($16.7 million), and salaries and related social contributions for additional personnel ($28.6 million). Sundry operating expenses as a percentage of segment revenues remained relatively stable at 16.4% for the year ended December 31, 2003, as compared to 16.6% for the year ended December 31, 2002.

Telecom XXI sundry operating expenses for the year ended December 31, 2003 increased by 48.7% to $28.1 million from $18.9 million for the year ended December 31, 2002. The most significant increases were in the areas of salaries and related social contributions for additional personnel ($5.3 million). Sundry operating expenses as a percentage of segment revenues decreased to 13.3% for the year ended December 31, 2003, as compared to 20.8% for the year ended December 31, 2002 mainly due to the fact that 2002 was the first year of the commercial operations and we incurred more start-up operating expenses in that period.

UMC sundry operating expenses for the year ended December 31, 2003 were $50.2 million, or 12.7% of segment revenues.

Other regions sundry operating expenses for the year ended December 31, 2003 increased by 124.7% to $88.1 million from $39.2 million for the year ended December 31, 2002. The most significant increases were in the areas of salaries and related social contributions for additional personnel ($21.3 million) and repair and maintenance expenses for expanded network ($4.6 million). Sundry operating expenses as a percentage of segment revenues increased to 14.7% for the year ended December 31, 2003, as compared to 13.5% for the year ended December 31, 2002, primarily due to increased expenses in incurred connection with our continuing expansion into the regions.

Sales and marketing expenses

Consolidated sales and marketing expenses for the year ended December 31, 2003 increased by 90.0% to $326.8 million from $172.0 million for the year ended December 31, 2002. The increase in sales and marketing expenses was largely related to subscriber growth and the acquisition of UMC, which contributed $50.8 million to the consolidated sales and marketing expenses for the year ended December 31, 2003. The components of growth in sales and marketing expenses were an increase of $101.4 million in commissions paid to dealers and an increase of $57.0 million in advertising and promotion expenses. The increase in commissions paid to dealers was primarily due to an increase in the volume of sales through dealers, partially offset by a decrease in the amounts payable to dealers for every customer connected to our network. The increase in advertising and promotion expenses related to the separate marketing effort for the “Jeans” brand, which was launched in November 2002, increased overall marketing efforts and higher costs of television commercials. Sales and marketing expenses as a percentage of net revenues remained relatively stable at 12.8% for the year ended December 31, 2003, as compared to 12.6% for the year ended December 31, 2002.

MTS OJSC sales and marketing expenses for the year ended December 30, 2003 increased by 48.9% to $187.3 million from $125.8 million for the year ended December 31, 2002. Sales and marketing expenses as a percentage of segment revenues increased to 12.7% for the year ended December 31, 2003 from 12.0% for the year ended December 31, 2002. This increase in sales and marketing expenses as a percentage of segment revenues can be explained by our strategy of pursuing distinct and separate marketing of our MTS and “Jeans” brand identities. Moreover, MTS OJSC has traditionally incurred the costs of our national television advertising campaign, which has experienced significant inflation in the last year. We do not allocate a portion of these television advertising costs to the Telecom XXI and other regions segments even though sales in these regions benefit from this national advertising.

Telecom XXI sales and marketing expenses for the year ended December 31, 2003 increased by 42.3% to $31.6 million from $22.2 million for the year ended December 31, 2002, as a result of the expansion of the operations into regions other than St. Petersburg and an increase in dealers’ commission due to general growth of sales volume through dealers. Sales and marketing expenses as a percentage of segment revenues decreased to 15.0% for the year ended December 31, 2003 from 28.0% for the year ended December 31, 2002 mainly due to the start-up advertising campaign in 2002, the first year of commercial operations of Telecom XXI.

UMC sales and marketing expenses for the year ended December 31, 2003 were $50.8 million, or 12.9% of segment revenues.

Other regions sales and marketing expenses for the year ended December 31, 2003 increased by 112.7% to $58.7 million from $27.6 million for the year ended December 31, 2002, as a result of our acquisitions during 2002 and 2003 and the expansion of the existing regional operations. Sales and marketing expenses as a percentage of segment revenues remained stable at 9.8% for the year ended December 31, 2003, as compared to 9.5% for the year ended December 31, 2002.

Depreciation and amortization expenses

Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2003 increased by 98.3% to $415.9 million from $209.7 million for the year ended December 31, 2002. Depreciation and amortization expenses as a percentage of net revenues increased to 16.3% for the year ended December 31, 2003 from 15.4% for the year ended December 31, 2002. This increase was attributable to the increased asset base resulting from our continuing expansion of our network, especially with respect to Telecom XXI, and acquisitions of regional operations in Russia and the amortization of license costs, acquired customer base and tangible assets of UMC, which contributed $66.4 million to consolidated depreciation and amortization during 2003.

MTS OJSC depreciation and amortization for the year ended December 31, 2003 increased by 38.8% to $199.9 million from $144.0 million for the year ended December 31, 2002 but remained relatively stable as a percentage of segment revenues at 13.6% for the year ended December 31, 2003, as compared to 13.8% for the year ended December 31, 2002.

Telecom XXI depreciation and amortization for the year ended December 31, 2003 increased by 112.7% to $36.8 million from $17.3 million for the year ended December 31, 2002 and decreased as a percentage of segment revenues to 17.5% from 21.8%. This decrease is explained by the fact that 2002 was the first year of Telecom XXI commercial operations and therefore revenues were lower in 2002 compared to 2003 although extensive capital investments into network build-up resulted in a high depreciation expense in both years.

UMC depreciation and amortization for the year ended December 31, 2003, was $66.4 million, or 16.9% of segment revenues.

Other regions depreciation and amortization for the year ended December 31, 2003 increased by 137.1% to $114.5 million from $48.3 million for the year ended December 31, 2002 and increased as a percentage of segment revenues to 19.0% from 16.6%. The increase in the depreciation and amortization expense is associated with assets of acquired businesses and amortization of license costs recognized in the acquisitions of Kuban-GSM, Dontelecom, BM-Telecom, TAIF Telcom and other regional operators.

Operating Income

Consolidated operating income for the year ended December 31, 2003 increased by 98.7% to $922.6 million, including $127.6 million of UMC’s result after intercompany elimination for ten months ending December 31, 2003 from $464.4 million for the year ended December 31, 2002. Operating income as a percentage of net revenues was at 36.2% for the year ended December 31, 2003 and 34.1% for the year ended December 31, 2002.

MTS OJSC operating income for the year ended December 31, 2003 increased by 44.3% to $527.8 million from $365.7 million for the year ended December 31, 2002 and remained relatively stable as a percentage of segment revenues at 35.9% for the year ended December 31, 2003, as compared to 35.0% for the year ended December 31, 2002.

Telecom XXI operating income for the year ended December 31, 2003 increased to $80.6 million, or 38.3% of segment revenues, from $2.3 million, or 2.9% of segment revenues, for the year ended December 31, 2002. Telecom XXI experienced higher profitability as large start-up expenses incurred in 2002 resulted in revenue growth in 2003 and due to higher tariffs that were implemented in 2003.

UMC operating income for the year ended December 31, 2003, was $131.7 million, or 33.4% of segment revenues.

Other regions operating income for the year ended December 31, 2003 increased by 97.2% to $198.2 million, or 33.0% of segment revenues, from $100.5 million, or 34.5% of segment revenues, for the year ended December 31, 2002. The growth in operating income of the other regions segment occurred due to overall organic and acquisitional growth of the regional business (growth of subscriber base and revenues), followed by respective growth of cost of services and operating expenses.

Currency exchange and translation gain

Consolidated currency exchange and translation gain for the year ended December 31, 2003 was $0.7 million, compared to a $3.5 million loss for the year ended December 31, 2002. We conduct our operations primarily within the Russian Federation and Ukraine. We are subject to currency fluctuations, including U.S. dollar versus ruble/hryvnia and U.S. dollar versus euro. See “—Quantitative and Qualitative Disclosures about Market Risks—Foreign Currency Risk.”

Interest expense

Consolidated interest expense for the year ended December 31, 2003 increased by 140.1% to $106.6 million from $44.4 million for the year ended December 31, 2002 primarily as the result of interest expense related to our $400.0 million notes issuances in January 2003, $300.0 million notes issuances in August 2003, and $400.0 million notes issuances in October 2003. In addition, debt assumed in our acquisitions of UMC, TAIF Telcom, Sibchallenge and TSS in 2003 amounted to $88.3 million.

Provision for income taxes

Consolidated provision for income taxes for the year ended December 31, 2003 increased by 119.7% to $242.5 million from $110.4 million for the year ended December 31, 2002. The effective tax rate increased to 29.2% in 2003 from 25.8% in 2002 as a result of the UMC acquisition in 2003 (in Ukraine the tax rate was 30% in 2003) and a lower level of non-deductible expenses for the year ended December 31, 2003. In addition, the deferred income tax benefit increased by $24.0 million to $43.0 million for the year ended December 31, 2003 from $19.0 million for the year ended

December 31, 2002 as a result of the increase in the amortization of licenses and other intangible assets of the regional operators acquired during 2002 and 2003.

Minority interest

Minority interest for the year ended December 31, 2003 increased by $32.0 million to $71.7 million from $39.7 million for the year ended December 31, 2002 as a result of growth in net income of regional operators, including $23.4 million for Kuban-GSM, $17.0 million for Telecom-900 and $13.1 million for Recom, and due to regional operators acquired in 2003, including $3.6 million for TAIF Telcom and $10.6 million for UMC for the period prior to the purchase of 100% of UMC in July 2003.

Net income

Net income for the year ended December 31, 2003 increased by $240.1 million, or 86.6%, to $517.2 million, compared to $277.1 million for the year ended December 31, 2002, due to overall growth of our operations and the factors discussed above. Net income as a percentage of revenues was 20.3% in 2002 and 2003.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Revenues and cost of services and products

Consolidated revenues for the year ended December 31, 2002 increased by 52.5% to $1,361.8 million from $893.2 million for the year ended December 31, 2001. This increase was primarily due to the significant growth in our subscribers from 2.7 million as of December 31, 2001 to 6.6 million as of December 31, 2002, an increase of 151%. The increase in our subscriber base was partially offset by a decrease in tariffs in the Moscow license area and our continued expansion into the regions outside of the Moscow license area where tariffs are lower. As a result, average monthly service revenue per subscriber decreased by 36.4% from $36 per subscriber in 2001 to $23 in 2002.

For the year ended December 31, 2002, service revenues increased by $444.0 million, or 53.5%, from the year ended December 31, 2001 due to the growth in the number of our subscribers. Connection fees increased by only $3.8 million, or 18.0%, compared to the year ended December 31, 2001 due to the introduction of tariff plans without connection fees and low connection fee tariff plans. Equipment revenues increased by $20.7 million, or 49.5%, for the year ended December 31, 2002, compared to the year ended December 31, 2001 due to subscriber growth in 2002, offset by a decrease in the average selling price of handsets.

Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2002 increased by 56.2% to $286.7 million from $183.5 million for the year ended December 31, 2001. The increase in costs was primarily attributable to subscriber growth. Consolidated gross margin remained at 79% for the years ended December 31, 2001 and 2002.

MTS OJSC revenues for the year ended December 31, 2002 increased by 25.6% to $1,044.9 million from $831.9 million for the year ended December 31, 2001. Although mobile penetration in the Moscow license area is higher than in the Russian regions, we continued to attract new subscribers in the Moscow market by introducing new tariff plans and actively marketing our services. As a result of these efforts, our subscriber base in the Moscow license area increased from 2.0 million as of December 31, 2001 to 3.1 million as of December 31, 2002.

MTS OJSC cost of services and cost of handsets and accessories for the year ended December 31, 2002 increased by 40.2% to $236.0 million from $168.3 million for the year ended December 31, 2001. This was primarily due to the cost of handsets and accessories increasing by $27.2 million to $62.2 million for the year ended December 31, 2002 from $35.0 million for the year ended

December 31, 2001, resulting from an increase in the number of subscribers. This represents an increase as a percentage of segment revenues to 6.0% from 4.2%. Interconnection and line rental charges increased to $84.9 million in 2002 from $68.2 million in 2001, but declined as a percentage of segment revenues to 8.1% from 8.2%. Roaming expenses increased to $88.9 million, or 8.5% of segment revenues in 2002, from $65.1 million, or 7.8% of segment revenues in 2001.

MTS OJSC gross margin increased by 21.9% to $808.9 million in 2002 from $663.5 million in 2001. However, our gross margin percentage decreased from 79.8% in 2001 to 77.4% in 2002, primarily as a result of lower revenue per minute of use due to the introduction of lower tariffs during 2002.

Other regions (including Telecom XXI) revenues for the year ended December 31, 2002 increased by 471.5% to $370.3 million from $64.8 million for the year ended December 31, 2001. The growth in revenues resulted from our continued expansion into the regions through organic growth and acquisitions. Our subscriber base in the other regions segment increased from 375,000 as of December 31, 2001 to 2.9 million as of December 31, 2002. Our acquisitions of Kuban-GSM and other regional operators, added approximately 640,000 subscribers. Additional subscribers were attracted through active marketing campaigns in Kuban, St. Petersburg and other license areas.

Other regions (including Telecom XXI) cost of services and cost of handsets and accessories for the year ended December 31, 2002 increased by 449.1% to $93.9 million from $17.1 million for the year ended December 31, 2001 due to subscriber growth.

Other regions (including Telecom XXI) gross margin increased by $231.0 million, or 480.7%, from $47.6 million in 2001 to $276.4 million in 2002, primarily due to acquisitions of Kuban-GSM and other regional operators during 2002, as well as the launch of commercial operations by Telecom XXI in St. Petersburg in the end of 2001. Our gross margin percentage for the other regions segment increased to 74.6% in 2002 from 73.5% in 2001, primarily as a result of the increase in revenues from subscriber growth being greater than the growth in costs.

Sundry operating expenses

Consolidated sundry operating expenses for the year ended December 31, 2002 increased by 70.2% to $229.1 million from $134.6 million for the year ended December 31, 2001. Sundry operating expenses as a percentage of net revenues increased to 16.8% for the year ended December 31, 2002, as compared to 15.1% for the year ended December 31, 2001. The increase in sundry operating expenses was primarily due to an increase of $40.3 million in salaries and related social contributions for additional personnel, an increase of $13.8 million in taxes other than income taxes and an increase in network repair and maintenance expenses of $9.8 million.

MTS OJSC sundry operating expenses for the year ended December 31, 2002 increased by 43.2% to $173.4 million from $121.1 million for the year ended December 31, 2001. The most significant increases were in the areas of salaries and related social contributions and network repair and maintenance expenses, as discussed above. Sundry operating expenses as a percentage of segment revenues increased to 16.6% for the year ended December 31, 2002, as compared to 14.6% for the year ended December 31, 2001.

Other regions (including Telecom XXI) sundry operating expenses for the year ended December 31, 2002 increased by 330.4% to $58.1 million from $13.5 million for the year ended December 31, 2001. Sundry operating expenses as a percentage of segment revenues decreased to 15.7% for the year ended December 31, 2002, as compared to 20.9% for the year ended December 31, 2001 primarily due to the consolidation of Kuban-GSM, with a relatively low ratio of sundry operating expenses to revenues.

Sales and marketing expenses

Consolidated sales and marketing expenses for the year ended December 31, 2002 increased by 59.6% to $172.0 million from $107.7 million for the year ended December 31, 2001. The increase in sales and marketing expenses of $64.2 million resulted from an increase of $58.3 million in commissions paid to dealers and an increase of $13.8 million in advertising and promotion expenses, offset by a decrease of $7.9 million in handset subsidies. The increase in commissions paid to dealers primarily resulted from the increase in the volume of sales through dealers. Sales and marketing expenses as a percentage of net revenues was 12.1% for the year ended December 31, 2001 and 12.6% for the year ended December 31, 2002.

MTS OJSC sales and marketing expenses for the year ended December 31, 2002 increased by 22.4% to $125.8 million from $102.8 million for the year ended December 31, 2001. Sales and marketing expenses as a percentage of segment revenues fell to 12.0% for the year ended December 31, 2002 from 12.4% for the year ended December 31, 2001.

Other regions (including Telecom XXI) sales and marketing expenses for the year ended December 31, 2002 increased to $49.8 million from $5.5 million for the year ended December 31, 2001. Sales and marketing expenses as a percentage of segment revenues increased to 13.4% for the year ended December 31, 2002 from 8.5% for the year ended December 31, 2001. This increase resulted primarily from increased advertising expenses in 2002 in connection with our expansion into the regional markets.

Depreciation and amortization expenses

Consolidated depreciation and amortization of network equipment, telephone numbering capacity and license costs for the year ended December 31, 2002 increased by 57.3% to $209.7 million from $133.3 million for the year ended December 31, 2001. Depreciation and amortization expenses as a percentage of net revenues increased to 15.4% for the year ended December 31, 2002 from 14.9% for the year ended December 31, 2001. This increase was attributable to the increased asset base resulting from our continuing expansion of our network, increased numbering capacity to support our growing subscriber base and the amortization of license costs recognized in the acquisitions of Kuban-GSM, BM-Telecom, Telecom-900, Telecom XXI and other regional operators during 2001 and 2002.

MTS OJSC depreciation and amortization for the year ended December 31, 2002 increased by 25.3% to $144.0 million, or 13.8% of segment revenues, compared to $114.9 million, also 13.8% of segment revenues, for the year ended December 31, 2001. The increased depreciation and amortization costs related to an increase in the continued build out of our network.

Other regions (including Telecom XXI) depreciation and amortization for the year ended December 31, 2002 increased by 257.1% to $65.7 million from $18.4 million for the year ended December 31, 2001, but declined as a percentage of segment revenues to 17.7% from 28.4%. The increase in the depreciation and amortization expense is associated with the consolidation of assets of acquired businesses and amortization of license costs recognized in the acquisitions of Kuban-GSM, BM-Telecom, Telecom-900, Telecom XXI and other regional operators during 2001 and 2002.

Impairment of investment

Impairment of investment for the year ended December 31, 2001 was $10 million. This charge related to payments made to the government of Belarus in connection with our tender for a license in Belarus which, at that time, we believed would not be recoverable. See Note 20 to our annual consolidated financial statements. We did not record any impairment charges for the year ended December 31, 2002.

Operating Income

Consolidated operating income for the year ended December 31, 2002, increased by 43.3% to $464.4 million from $324.1 million for the year ended December 31, 2001. Operating income as a percentage of net revenues for the year ended December 31, 2002 decreased to 34.1% from 36.3% for the year ended December 31, 2001.

MTS OJSC operating income for the year ended December 31, 2002 increased by 15.4% to $365.7 million from $316.9 million for the year ended December 31, 2001 but declined as a percentage of segment revenues to 35.0% from 38.1%. Our increased operating income primarily resulted from the growth of our subscriber base, partially offset by higher operating expenses and lower tariffs.

Other regions (including Telecom XXI) operating income for the year ended December 31, 2002 increased to $102.9 million, or 27.8% of segment revenues, from $8.0 million, or 12.4% of segment revenues, for the year ended December 31, 2001. The increased operating income in the other regions segment was due to the benefits of lower costs of operations resulting from the significant expansion in the regions, partially offset by lower average monthly service revenue per unit and higher depreciation and amortization expenses.

Currency exchange and translation losses

Consolidated currency exchange and translation losses for the year ended December 31, 2002 increased to $3.5 million from $2.3 million for the year ended December 31, 2001. The ruble continued to devalue against the dollar during 2002 resulting in the increased loss. See “—Quantitative and Qualitative Disclosures about Market Risks—Foreign Currency Risk.”

Interest expense

Consolidated interest expense for the year ended December 31, 2002 increased to $44.4 million from $6.9 million for the year ended December 31, 2001 as the result of interest expense related to our $250.0 million and $50.0 million notes issuances in December 2001 and March 2002, respectively, as well as debt assumed in our acquisitions of Kuban-GSM and BM-Telecom in 2002.

Provision for income taxes

Consolidated provision for income taxes for the year ended December 31, 2002 increased by 12.5% to $110.4 million from $98.1 million for the year ended December 31, 2001. The effective tax rate decreased to 25.8% in 2002 from 29.8% in 2001 as a result of a decrease in the corporate income tax rate from 35% to 24% effective January 1, 2002. The decrease in the corporate income tax rate was partially offset by the elimination in 2002 of investment tax concessions related to investments in infrastructure that were used extensively by us, that approximated $27.1 million in 2001. In addition, effective January 1, 2002, tax rules were changed such that expenses previously not deductible for tax purposes became deductible. Non-deductible expenses decreased $35.4 million from $44.4 million in 2001 to $9.0 million in 2002.

Minority interest

Minority interest for the year ended December 31, 2002 increased by $32.2 million to $39.7 million, compared to $7.5 million for the year ended December 31, 2001 primarily due to minority shareholders’ interest in net income of Telecom-900 of $12.2 million and Kuban-GSM of $8.7 million.

Cumulative effect of a change in accounting principle

In 2001, we changed our accounting method regarding recognition of subscriber acquisition costs. There were no changes in accounting principles in 2002. See Note 3 to our annual consolidated financial statements.

Net income

Net income for the year ended December 31, 2002 increased by $71.3 million, or 34.6%, to $277.1 million, compared to $205.8 million for the year ended December 31, 2001, as a result of the foregoing factors.

Liquidity and Capital Resources

In July 2000, we completed our initial public offering on the New York Stock Exchange. The proceeds from the offering, net of underwriting discount, were $349 million. Since that time, we have accessed the international capital markets through the sale of unsecured notes five times in an aggregate principal amount of $1.4 billion, with $1.1 billion of such amount being raised in 2003. In July 2004, a syndicate of international banks made available to us an unsecured loan facility in an aggregate amount of $500.0 million, which is payable in three years. In September 2004, this syndicated loan facility was increased to $600.0 million of which we have drawn $200.0 million as of September 30, 2004. As of September 30, 2004, we had indebtedness of approximately $1,487.2 million, of which $12.7 million was capital lease obligations. See Note 6 to our interim condensed consolidated financial statements for a description of our indebtedness.

Capital Requirements

We need capital to finance the following:

•      capital expenditures, consisting of purchases of property, plant and equipment and intangible assets;

•      acquisitions;

•      repayment of debt;

•      changes in working capital; and

•      general corporate activities, including dividends.

We anticipate that capital expenditures, acquisitions, repayment of long-term debt and dividends will represent the most significant uses of funds for several years to come.

Our cash outlays for capital expenditures in 2001, 2002, 2003 and the nine months ended September 30, 2004 were $441.2 million, $574.3 million, $958.8 million and $780.2 million, respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and build out of our GSM network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and build out of our network. We expect our capital expenditures in 2005 to be at least comparable with or higher than our capital expenditures in 2004. These investments are required to support the growth of our subscriber base (i.e., to improve network capacity) and to develop our network in the new regions for which we received licenses in late 2003. Our actual capital expenditures may vary significantly from our estimates.

In addition to capital expenditures, we spent $75.9 million, $143.4 million, $667.2 million and $172.2 million in 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively to acquire businesses. In addition, in September 2004, we spent another $63.0 million to exercise our call option and acquire the remaining stake in TAIF Telcom (see Note 2 to our interim condensed consolidated financial statements). We may continue to expand our business through acquisitions. Our cash requirement relating to potential acquisitions can vary significantly based on market opportunities.

We expect to refinance our existing debt when it becomes due. In May 2004, we retired $300 million in principal amount of our Floating Rate Notes due August 2004 with the proceeds of a $200.0 million short-term bridge loan from Credit Suisse First Boston International and operating cash flows. This $200.0 million bridge loan was repaid from our operating cash flows and drawings on the syndicated loan facility described above. In December 2004, we repaid our 10.95% notes due 2004 in principal amount of $300.0 million from further drawings on the syndicated loan facility.

Sistema, which controls over 50% of our shares and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come in part from dividends paid by its subsidiaries, including us. On June 30, 2003, our shareholders approved cash dividends totaling $111.4 million (including dividends on treasury shares of $0.4 million), which have been fully paid. On June 26, 2004, our shareholders approved cash dividends in the amount $220.0 million (including dividends on treasury shares of $1.1 million), which have also been fully paid. We generally intend to finance our dividend requirements through operating cash flows, and accordingly, our payment of dividends may make us more reliant on external sources of capital to finance our capital expenditures and acquisitions.

We expect that we will also need to incur certain expenditures and devote significant management resources over the next two years in relation to our system of internal controls to ensure our compliance with certain provisions of the Sarbanes Oxley Act of 2002 that will apply to us starting from the fiscal year ending December 31, 2005.

In addition, we are in the process of implementating an enterprise resource planning system that will require additional expenditures and devotion of significant management resources.

Capital Resources

We plan to finance our capital requirements through a mix of operating cash flows and financing activities, as described above. Our major sources of cash have been cash provided by operations and the proceeds of our U.S. dollar-denominated notes issuances. We expect that these sources will continue to be our principal sources of cash in the future. We do not depend on off-balance sheet financing arrangements.

The availability of financing is influenced by many factors, including our profitability, operating cash flows, debt levels, credit ratings, contractual restrictions and market conditions. We cannot assure you that we will be able to continue to obtain large amounts of financing in the future, through note offerings or otherwise.

At September 30, 2004, our indebtedness was comprised of the following:

Indebtedness	Currency	Annual interest rate (Actual rate at September 30, 2004)	Amount
			(in thousands)
9.75% notes due 2008	USD	9.75%	$400,000
8.375% notes due 2010	USD	8.375%	400,000
10.95% notes due 2004	USD	10.95%	299,928
Syndicated loan	USD	LIBOR + 2.50% (4.70%)	200,000
Hermes Credit Facility	EUR	EURIBOR + 0.65% (2.86%)	56,578
ING Bank (Eurasia)	USD	LIBOR + 2.25%-4.15% (4.27%-6.17%)	53,333
HSBC	USD	LIBOR + 2.75% (4.66%)	20,000
Ericsson	USD	LIBOR + 4% (6.02%)	17,100
Dresdner Bank	USD	LIBOR + 3.35% (5.37%)	10,000
Nordea Bank Sweden	USD	LIBOR + 0.40% (2.60%)	8,124
West LB	EUR	EURIBOR + 2% (4.21%)	5,039
Other ruble-denominated debt	RUR	15.0-16.5%	1,946
KFW	EUR	EURIBOR + 0.95% (3.16%)	1,338
Other USD-denominated debt	USD	LIBOR + 1.15%-6.55% (3.17%-8.57%)	1,149
Total debt			$1,474,535
Less current portion			375,520
Total long-term debt			$1,099,015

The following table presents aggregate scheduled maturities of debt principal outstanding as of September 30, 2004:

Payments due in the year ended September 30,	Amount
(in thousands)
2005	$375,520
2006	60,847
2007	219,266
2008	412,573
2009	6,329
Thereafter	400,000
$1,474,535

In addition, we had capital lease obligations in the amount of $12.7 million and $16.8 million as of September 30, 2004 and December 31, 2003, respectively. The terms of our material debt obligations and capital lease obligations are described in Notes 6 and 7, respectively, to our interim condensed consolidated financial statements.

Our ability to incur further indebtedness is limited by the covenants in our outstanding notes, including a debt/cash flow incurrence test and restrictions on our ability to grant liens on our properties and to enter into sale and lease-back transactions. Our syndicated loan facility contains similar and other covenants, including debt/EBITDA and EBITDA/interest expense maintenance covenants. In addition, Sistema, which controls 50.6% of our shares and consolidates our results in its financial statements, is subject to various covenants in the indentures relating to its notes (in the aggregate principal amount of $700 million), which impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, among others, incurrence of indebtedness and liens.

Recent Financing Activities

Since September 30, 2004, we have incurred the following indebtedness:

New credit facility

In October 2004, we obtained two committed credit facilities in an aggregate amount of approximately $121.0 million to finance further expansion of our network. These funds will be used to purchase telecommunication equipment and software from Siemens AG and Alcatel SEL AG for the technical upgrade and expansion of our network. The arrangers and lenders of the credit facility are HSBC Bank plc and ING BHF-BANK AG. Euler Hermes Kreditversicherungs-AG, the German credit export agency, is providing export credit cover in respect to both facilities. The facilities mature in approximately nine years and and bears interest at a rate of LIBOR plus 0.425% (effective rate 2.65% for October 2004) per annum.

EBRD loan

In December 2004, we signed an agreement with EBRD for $150.0 million loan. The loan has a term of seven years repayable from December 15, 2005 on a biannual basis in equal installments. The loan bears interest at a rate of LIBOR plus 3.1% per annum (effective rate 5.81% as of December 15, 2004). The proceeds of the loan will be used by to finance regional expansion in Russia.

ABN AMRO loan

In November 2004, we signed a loan agreement with ABN AMRO Bank N.V. (Stockholm branch) for two loans of $56.6 million and €8.4 million. These funds will be used to purchase telecommunications equipment from Ericsson AB for expansion of our network. The loans are payable on a biannual basis in equal installments over nine years and bear interest at a rate of USD LIBOR/EURIBOR plus 0.35% per annum (effective rate 2.76/2.52% for November 2004).

Credit Suisse First Boston loan

In October 2004, MTS Finance signed a loan agreement with Credit Suisse First Boston for $140.0 million. These funds will be used for general corporate purposes. The loan is payable in two installments of $70 million each due three and six months after the draw date, respectively (i.e., in January and April 2005). The loan bears interest at a rate of LIBOR plus 2.20% (4.44% at September 30, 2004). The loan is fully and unconditionally guaranteed by us.

A summary of our cash flows follows and cash outlays for capital expenditures and acquisitions of subsidiaries:

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
	(in thousands)
Cash flows:
Net cash provided by operating activities	$338,201	$412,772	$965,984	$667,766	$1,281,221
Net cash used in investing activities	(441,523)	(697,921)	(1,910,087)	(1,315,268)	(823,271)
Net cash provided/(used) by financing activities	247,592	100,817	997,545	760,699	(356,760)
Net increase/(decrease) in cash	$143,801	$(184,968)	$55,715	$112,608	$102,168

Cash outlays for:
Capital expenditures(1)	$(441,200)	$(574,272)	$(958,771)	$(635,652)	$(780,212)
Acquisition of subsidiaries, net of cash acquired	$(75,858)	$(143,396)	$(667,206)	$(629,306)	$(172,202)

(1)           Includes acquisitions of property, plant and equipment and intangible assets.

For the nine months ended September 30, 2004, net cash provided by operating activities was $1,281.2 million, an increase of 91.9% from the nine months ended September 30, 2003. The increase was primarily attributable to an increase in net revenues from subscribers, which was a result of an increase in our subscriber base and a significant decrease of the VAT receivable balance.

Net cash used in investing activities in the nine months ended September 30, 2004 was $823.3 million, a decrease of 37.4% from the nine months ended September 30, 2003. This decrease is the result of several factors, including a decrease in cash spent for the business acquisitions from $629.3 million in the nine months ended September 30, 2003 to $172.2 million in the nine months ended September 30, 2004 and net cash inflow resulting from disposals of short-term investments, i.e., matured bank deposits of $194.4 million during the nine months ended September 30, 2004. These factors were partially offset by an increase in cash spent on acquisition of property, plant and equipment and intangible assets from $635.7 million for the nine months ended September 30, 2003 to $780.2 million for the same period in 2004.

Net cash used in financing activities in the nine months ended September 30, 2004 was $356.8 million. In May 2004, we retired $300.0 million in principal amount of our Floating Rate Notes due 2004 from the proceeds of a $200.0 million short-term bridge loan and our operating cash flows. We paid dividends in the total amount of $166.9 million during the nine months ended September 30, 2004, which also included dividends paid to minority shareholders of certain of our subsidiaries.

In 2003, net cash provided by operating activities was $966.0 million, an increase of 134.0% from the year ended December 31, 2002. The increase was primarily attributable to an increase in net revenues from subscribers, which was a result of an increase in our subscriber base.

Net cash used in investing activities in 2003 was $1,910.1 million, of which $958.8 million related to the purchase of property, plant and equipment and intangible assets; $330.6 million were used to acquire the 100.0% stake in UMC; $107.0 million were used to acquire the 47.3% stake in Kuban-GSM to obtain 100% control over it; $62.9 million were used to acquire 52.7% of the common shares and 50% of the preferred shares of TAIF Telcom; $47.0 million were used to acquire the 100.0% stake in Sibchallenge; and $188.7 million were used for other acquisitions of stakes in regional operators and advances to our affiliates, primarily to MTS Belarus. See “—Expansion.” We financed our acquisitions of UMC, Kuban-GSM, TAIF Telcom and other regional operators primarily from the proceeds of $400 million of 9.75% notes due 2008 (issued in January 2003), $300 million of Floating Rate Notes due 2004 (issued in August 2003) and $400 million of 8.375% notes due 2010 (issued in October 2003).

Net cash provided by financing activities in 2003 was $997.5 million. Net proceeds from the notes offerings during 2003 were $1,087.4 million, which were used for, in addition to the acquisitions listed above, purchase of network equipment and intangible assets and advances to affiliates. We paid dividends in the total amount of $110.9 million during 2003, which also included dividends paid to minority shareholders of our certain of our subsidiaries.

During the year ended December 31, 2002, net cash provided by operating activities was $412.8 million, an increase of 22% from the year ended December 31, 2001. The increase was primarily attributable to an increase in net income, adjusted for non-cash items, offset by a decrease in trade accounts payable, a decrease in income tax payable, and an increase in inventory. Net cash used in investing activities was $697.9 million, of which $574.3 million related to purchases of property, plant and equipment and intangible assets. Net cash provided by financing activities was $100.8 million, of which $50.8 million related to the proceeds from the 10.95% notes due 2004 (issued in March 2002) and $52.9 million was from loans.

During 2001, net cash provided by operating activities was $338.2 million, an increase of 77.1% from 2000. The increase is primarily attributable to increases in net income, adjusted for non-cash items, income tax payable and trade accounts payable and a decrease in accounts receivable, offset by increases in receivables from related parties and VAT receivables. Net cash used in investing activities was $441.5 million, of which $441.2 million related to purchases of property, plant and equipment and intangible assets. Net cash provided by financing activities was $247.6 million, which was primarily from the issuance of 10.95% notes due 2004 (issued in December 2001). This was offset by repayment of certain debt obligations.

Liquidity

As of September 30, 2004 and December 31, 2003, we had total cash and cash equivalents of $192.5 million ($108.9 million in rubles, $21.3 million in U.S. dollars, $54.8 million in Ukrainian hryvnias and $7.5 million in other currencies) and $90.4 million ($60.8 million in rubles, $21.0 million in U.S. dollars and $8.6 million in other currencies), respectively. In addition, as of September 30, 2004, we had short-term investments of $50.7 million in U.S. dollar-denominated instruments at the Moscow Bank of Reconstruction and Development (MBRD), a related party. As of September 30, 2004, we had unused availability under our credit facilities to draw another $420.0 million.

For details of external financing refer to Note 6 to our interim condensed consolidated financial statements. For subsequent events related to our external financing, refer to Note 11 to our interim condensed consolidated financial statements.

As of September 30, 2004, we had a working capital deficit of $327.8 million compared to a deficit of $457.5 million as of December 31, 2003. The decrease in working capital deficit was primarily attributable to the repayment in May 2004 of $300.0 million of floating rate notes issued in August 2003. No significant changes in the balance of total current assets occurred as of September 30, 2004, compared to December 31, 2003. In December 2004, we repaid our 10.95% notes due 2004 in principal amount of $300 million from drawings on the syndicated loan facility described above, which significantly improved our working capital position as the notes were included in short-term liabilities. We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital is sufficient for our present and future requirements.

As of December 31, 2003, we had a working capital deficit of $457.5 million compared to a deficit of $65.9 million as of December 31, 2002. The increase in working capital deficit was primarily attributable to the inclusion of $300.0 million 10.95% notes due 2004 previously classified as long-term debt into current liabilities as of December 31, 2003 (these notes were repaid in December 2004), and the issuance of $300 million of Floating Rate Notes due 2004 (which were paid in May 2004). Cash and cash equivalents increased by $55.7 million to $90.4 million at December 31, 2003. Short-term investments held at MBRD increased by $215.0 million at December 31, 2003. Accrued expenses and other current liabilities increased by $174.5 million to $387.8 million primarily due to first-time inclusion of respective balances of UMC as a result of its acquisition in 2003. We also experienced a $76.9 million increase in subscriber prepayments and deposits as a result of growth in the subscriber base.

As of December 31, 2002, we had a working capital deficit of $65.9 million compared to positive working capital of $168.2 million as of December 31, 2001. Cash and short-term investments decreased by $184.9 million and $55.3 million, respectively. The change in working capital was primarily due to the proceeds from issuance of 10.95% notes due 2004 (issued in December 2001) being spent to acquire regional operators and for capital expenditures in 2002. VAT receivables increased by $71.8 million in connection with the installation of property, plant and equipment not yet in use.

Because most of our operating subsidiaries are incorporated in Russia, their ability to pay dividends to us is limited by provisions of Russian law. For example, Russian law requires that, among other things, dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards. In addition, dividends may only be paid if the value of the company’s net assets is not less than the sum of the company’s charter capital, the company’s reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards.

Inflation

The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
1999	36.5%
2000	20.2%
2001	18.6%
2002	15.1%
2003	12.0%
First nine months of 2004	8.5%

The Ukrainian economy has been characterized by varying rates of inflation:

Year	Inflation rate
1999	19.2%
2000	25.8%
2001	6.1%
2002	(0.6)%
2003	8.2%
First nine months of 2004	5.6%

In most of the regions in which we operate, except for Ukraine (UMC) and Krasnodar region (Kuban-GSM), we denominate our tariffs in units linked to the U.S. dollar. While a majority of our costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, certain of our costs, such as salaries and rents, are sensitive to rises in the general price level in Russia and Ukraine. When, however, the rate of inflation exceeds the rate of devaluation, this results in real appreciation of the local currency versus the U.S. dollar, as was the case with the ruble in 2003. Moreover, in 2003 and

2004, the ruble appreciated in nominal terms against the U.S. dollar, which combined with the rate of inflation in Russia, resulted in a real appreciation of the ruble against the U.S. dollar. We would expect inflation-driven increases in these costs to put pressure on our margins. While we could seek to raise our tariffs to compensate for such increase in costs, competitive pressures may not permit increases that are sufficient to preserve operating margins. Accordingly, high rates of inflation in Russia and Ukraine combined with the nominal appreciation of the ruble against the U.S. dollar could significantly increase our costs and materially adversely affect its results of operations.

Credit Rating Discussion

Our credit ratings impact our ability to obtain short- and long-term financing, and the cost of such financing. In determining our credit ratings, the rating agencies consider a number of factors, including our operating cash flows, total debt outstanding, commitments, interest requirements, liquidity needs and availability of liquidity. Other factors considered may include our business strategy, the condition of our industry and our position within the industry. Although we understand that these and other factors are among those considered by the rating agencies, each agency might calculate and weigh each factor differently.

Our credit ratings as of the date hereof are as follows:

Rating Agency	Long-Term Debt Rating	Outlook/Watch
Moody’s(1)	Ba3	Stable
Standard & Poor’s(2)	BB-	Watch/Negative

(1)           Rated on December 10, 2001.

(2)           Rated on April 28, 2004, outlook revised on December 17, 2004.

None of our existing indebtedness has any triggers related to our credit ratings.

Critical Accounting Policies

Critical accounting policies are those policies that require the application of management’s most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see our consolidated financial statements.

Revenue Recognition

Revenues are recognized on an accrual basis, when services are actually provided or title to equipment passes to customer, regardless of when the resulting monetary or financial flow occurs.

We categorizes the revenue sources in the statements of operations as follows:

•      Service revenues and connection fees: (a) subscription fees, (b) usage fees, (c) value added service fees, (d) roaming fees charged to other operators for guest roamers utilizing our network and (e) connection fees;

•      Sales of handsets and accessories.

We defer initial connection fees paid by subscribers for the first time activation of network service, as well as one time activation fees received for connection to various value-added services. These fees are recognized as revenue over the estimated average subscriber life. We periodically evaluate actual churn of our subscribers and adjust our estimates of average subscriber lives accordingly. For example, effective January 1, 2004 we have changed our estimates of average subscriber lives which increased our income for the nine months ended September 30, 2004  by $8.5 million. If we change our estimates of the average subscribers life in the future, the amounts of connection fees and amortization of the acquired customer base we recognize in income would change accordingly.

Management estimates

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Examples of significant estimates include the provision for doubtful accounts and valuation allowance on deferred tax assets.

License Costs

We capitalize the cost of licenses acquired in business combinations and directly from the government. As the telecommunication industries in Russia, Ukraine and Uzbekistan do not have sufficient experience with renewal of licenses or extensions of license terms we amortize each license on a straight-line basis over the term of the license commencing from the date such license area becomes commercially operational. We review these licenses and their remaining useful life and, if necessary, revise the useful lives based on our actual utilization. The estimated useful lives of licenses may vary depending on market or regulatory conditions, and any revision to the estimated useful lives may result in a write off or an increase in amortization costs.

Most of our current licenses provide for payments to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $103.6 million, as of September 30, 2004. However, no decisions regulating the terms and conditions of such payments have been formulated by the government authorities. Accordingly, we have made no payments to date pursuant to any of the current licenses, and have not made any accruals for this liability in the financial statements.

Useful Lives of Property Plant and Equipment

We calculate depreciation expense for property, plant and equipment on a straight-line basis over their estimated useful lives. We establish useful lives for each category of property, plant and equipment based on our assessment of the use of the assets and anticipated technology evolution. We review and revise if appropriate the assumptions used in the determination of useful lives of property, plant and equipment at least on an annual basis.

Impairment of Long-lived Assets

We periodically evaluate the recoverability of the carrying amount of our long-lived assets in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, we compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, we record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets.

Translation Methodology

We use the U.S. dollar as the functional currency for us and most of our subsidiaries because the majority of our and their revenues, costs, property, plant and equipment and intangible assets purchases and debt are either priced, incurred, payable or otherwise measured in U.S. dollars. Each of the legal entities domiciled in Russia, Ukraine, Uzbekistan and Belarus maintains its records and prepares its financial statements in the local currency, either the Russian ruble, the Ukrainian hryvnia, the Uzbek som or the Belarusian ruble, in accordance with the requirements of local statutory accounting and tax legislation.

Translation (re-measurement) of financial statements denominated in local currencies into U.S. dollars has been performed in accordance with the provisions of SFAS No. 52 “Foreign Currency Translation.”

For our subsidiaries where the functional currency is the U.S. dollar, monetary assets and liabilities have been translated at the period-end exchange rates. Non-monetary assets and liabilities have been translated at historical rates. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as foreign currency exchange gains and losses in our consolidated statements of operations.

For UMC and Kuban-GSM, where the functional currency is the local currency, the Ukrainian hryvnia and the Russian ruble, respectively, all year-end balance sheet items have been translated into U.S. dollars at the period-end exchange rate. Revenues and expenses have been translated at the period-average exchange rate. In addition, a “new cost basis” for all non-monetary assets of Kuban-GSM has been established as of January 1, 2003, when the Russian economy ceased to be considered hyperinflationary. A cumulative translation adjustment, related to the translation of UMC and Kuban-GSM, in the amount of $8.9 million, net of income taxes, was reported as accumulated other comprehensive income in our interim condensed consolidated balance sheet.

Taxation

Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of our tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection.

We believe that we have adequately provided for tax liabilities in our financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

We recognize deferred tax assets and liabilities for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carry forwards using enacted tax rates expected to be in effect at the time these differences are realized. We record valuation allowances for deferred tax assets when it is more likely than not that these assets will not be realized. We have recorded 100% valuation allowance against tax loss carryforwards.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, “Share-Based Payment,” a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and requires all entities to recognize compensation cost in an amount equal to the fair value of share-based payments granted to employees. That cost will be recognized over the period during which an employee is required to provide service in exchange for an award of equity instruments. SFAS No.123R is effective for interim periods beginning after June 15, 2005, at which time companies can select whether they will apply the standard retroactively by restating their historical financial statements or prospectively for new stock-based compensation arrangements and the unvested portion of existing arrangements. We are evaluating whether the adoption of SFAS No. 123R will have a material impact on our financial position and results of operations.

In September 2004, the Emerging Issues Task Force (“EITF”) issued a final consensus on EITF Issue No. 04-1, “Accounting for Preexisting Relationships between the Parties to a Business Combination.” In this issue the EITF reached a consensus that a business combination between two parties having a preexisting relationship is a multiple-element transaction with one element being the business combination and the other element being the settlement of the preexisting relationship. This Issue requires certain additional disclosures for business combinations between parties with a preexisting relationship. EITF Issue No. 04-1 is effective for reporting periods beginning after October 13, 2004. We do not anticipate that the adoption of EITF Issue No. 04-1 will have a material impact on our financial position or results of operations.

At the September 2004 meeting of the EITF, the Commission staff announced that companies must use the direct value method to determine the fair value of their intangible assets acquired in business combinations completed after September 29, 2004.

Historically, we used the residual method to determine the fair value of telecommunication licenses acquired in business combinations, except for the purchase of Uzdunrobita, where the fair value of licenses acquired was determined using the direct method. Under the new accounting guidance, we will use the direct method to measure the fair value of licenses acquired in our future business combinations. We do not anticipate the impact from the adoption of the above Commission guidance to be material to our consolidated financial results or financial position.

In July 2004, the EITF issued No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” A consensus was reached regarding an investor that has the ability to exercise significant influence over the operating and financial policies of the investee. This type of investor should apply the equity method of accounting only when it has an investment(s) in common stock and/or an investment that is in-substance common stock. The EITF also reached a consensus on the definition of in-substance common stock and related guidance. The guidance of this EITF issue is effective for reporting periods beginning after September 15, 2004. We are currently evaluating the impact of this pronouncement on our financial position and results of operations.

In December 2003, FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. We adopted the requirements of the Interpretation in the first quarter of 2004. As we were not a primary beneficiary of any VIE during 2004, the adoption of FIN 46R did not have a material effect on our financial position or the results of operations.

Trend Information

Sales

In 2003, our revenues increased 87.0% from $1,361.8 million to $2,546.2 million. Our subscriber base increased to 16.7 million subscribers as of December 31, 2003 from 6.6 million as of December 31, 2002, or by 153.0%. Our revenues for the nine months ended September 30, 2004 grew by 58.2% to $2,807.3 million in comparison to $1,774.5 million for the nine months ended September 30, 2003. Our subscriber base increased from 13.9 million subscribers as of September 30, 2003 to 26.6 million as of September 30, 2004, or by 91.4%. Average monthly service revenue per subscriber in Russia fell from $23 in 2002 to $17 in 2003 due to the introduction of lower tariffs in the Moscow license area and generally lower tariffs in regions, as well as penetration to mass-market. This trend continued in the nine months ended September 30, 2004 as average monthly service revenue per subscriber in Russia decreased to $14 for the nine months ended September 30, 2004. In 2003 and in the nine months ended September 30, 2004, more than half of our subscriber growth occurred outside of the Moscow license area. However, as a result of competition and the tariff structure in the Russian regions outside of the Moscow license area, average monthly service revenue per subscriber in the Russian regions remains lower than in the Moscow license area (though costs are generally lower there, as well). We generally expect to see a continued decline in average monthly service revenue per subscriber due to the introduction of lower tariff plans in connection with our marketing efforts.

UMC experienced subscriber growth from 1.7 million subscribers at December 31, 2002 to 3.4 million subscribers at December 31, 2003 and 5.5 million at September 30, 2004, and we expect this trend to continue, assuming the Ukrainian economy continues to grow. Average monthly service revenue per subscriber grew in 2004 as a result of an extensive marketing campaign focused on subscribers with higher than average usage rates.

Churn

Our subscriber churn in Russia increased from 33.9% in 2002 to 47.3% in 2003. We believe this trend reversed in the nine months ended September 30, 2004 as a result of our marketing initiatives, targeted to raise subscriber loyalty. Our subscriber churn for the nine months ended September 30, 2004 was 23.7%, as compared to 34.9% for the same period in 2003. Although our subscriber churn in Russia decreased for the nine months ended September 30, 2004, we believe that subscriber churn is highly dependent on competition and the number of mass-market subscribers in our overall subscriber mix. Mass-market subscribers generally choose to prepay their mobile phone usage by purchasing pre-paid packages and are more likely to switch providers to take advantage of low-tariff promotions. As a result, competition for these subscribers will likely lead to sustained downward pressure on tariffs. The other reasons for increases in subscriber churn are the absence of service contracts with subscribers in Russia that contain minimal periods of usage and the absence of connection fees, which generally prevent a subscriber’s early churn. In order to decrease subscriber churn, in 2004, we launched a new marketing campaign that provides a 15% discount for services rendered to certain contract subscribers if they do not terminate their contracts within one year of activation. Churn, as we use it, includes internal churn within our subscriber base, i.e., our subscribers switching between different tariff plans we offer. Internal churn increased following the launch in November 2002 of the “Jeans” tariff plan. See “—Subscriber Data” above.

Off-balance Sheet Arrangements

Obligations under guarantee contracts

As of September 30, 2004 and 2003 and as of December 31, 2003 and 2002, our off-balance sheet arrangements consisted of debt guarantees issued to related parties as follows:

	Guaranteed amount outstanding at September 30,	Guaranteed amount outstanding at December 31,
	2004	2003	2002
	(in millions)
Invest-Svyaz-Holding	$21.6	$21.6	$7.0
MTS Belarus	25.0	14.5	—
Total	$46.6	$36.1	$7.0

We issued guarantees to various financial institutions on behalf of Invest-Svyaz-Holding, or ISH, our shareholder and a wholly-owned subsidiary of Sistema. ISH’s primary business is leasing various types of telecommunications and other assets to us. See Note 9 to our interim condensed consolidated financial statements. We classify these leases as capital leases in our consolidated financial statements and the present value of future lease payments is reflected as a liability in our consolidated balance sheet.

We issued financial guarantees on behalf of MTS Belarus, our equity investee to assist it with its financing needs. See Note 9 to our interim condensed consolidated financial statements. Under each of the guarantees outstanding as of September 30, 2004, we could be required to compensate financial institutions in the event of the borrower’s default. We are currently not aware of any events, and do not anticipate that any event will occur, that would cause a default of the borrowers and, therefore, require us to fulfill our obligations to make payments under these guarantees. These guarantees are not reflected in our consolidated balance sheet due to the insignificance of their fair values.

Obligations under derivative contracts

In connection with our acquisition of 51% of the common shares and 50% of the preferred shares of TAIF Telecom in April 2003, we entered into call and put option agreements with shareholders of TAIF Telcom to acquire the remaining 49% of the common shares and 50% of the preferred shares of TAIF Telcom. The exercise periods for the call option on the common shares was 48 months from the acquisition date and for the put option on the common shares was 36 months following an 18-month period after the acquisition date. The call and put option agreements for the common shares stipulated a minimum purchase price of $49.0 million plus 8% per annum commencing from the acquisition date. The exercise periods for the call option on the preferred shares was 48 months following a 24-month period after the acquisition date and for the put option on the preferred shares was a 24-month period from the acquisition date. The call and put option agreements for the preferred shares stipulated a minimum purchase price of $10.0 million plus 8% per annum commencing from the acquisition date. The option was valued at $6.5 million as of September 30, 2004. We exercised our call option to acquire remaining shares in September 2004 and completed the acquisition in October 2004.

In connection with our acquisition of 74% of the shares in Uzdunrobita in August 2004, we entered into call and put option agreements with the existing shareholders of the company to acquire the remaining 26% of the shares. See Note 2 to our interim condensed consolidated financial statements. The exercise period for the option is 48 months from the acquisition date. The call and put option agreements stipulate a minimum purchase price of $37.7 million plus 5% per annum commencing from the acquisition date. The fair value of the put option was approximately $3.6 million as of September 30, 2004.

Tabular Disclosure of Contractual Obligations

We have various contractual obligations and commercial commitments to make future payments, including debt agreements, lease obligations and certain committed obligations. The following table summarizes our future obligations (including interest) under these contracts due by the periods indicated as of September 30, 2004:

	2005	2006– 2007	2008– 2009	2010– thereafter	Total
Contractual Obligations:
Notes payable	$299,928	$—	$400,000	$400,000	$1,099,928
Bank loans	75,592	280,113	18,902	—	374,607
Capital leases	10,226	5,658	133	262	16,279
Operating leases and service agreements	58,468	28,412	15,980	21,436	124,296

Committed Investments:(1)
Purchases of property, plant and equipment	331,018	—	—	—	331,018
Total	$775,232	$314,183	$435,015	$421,698	$1,946,128

(1)           Under non-binding purchase commitments.

In addition, as of September 30, 2004, we had guaranteed indebtedness of related parties not reflected in our financial statements, due to the insignificance of its fair value, under which we could be potentially liable for $46.6 million. See Note 9 to our interim condensed consolidated financial statements.

The terms of our current licenses provide for payments to be made to finance telecommunications infrastructure improvements, which in the aggregate could total approximately $103.6 million as of September 30, 2004, which are not reflected in our financial statements. See Note 9 to our interim condensed consolidated financial statements. See also “—Obligations under derivative contracts” for additional discussion.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risks exist to the extent our costs are denominated in currencies other than dollars. We are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing.

Interest Rate Risk

We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of September 30, 2004, approximately $372.7 million, or 25.1% of our total indebtedness, including capital leases, was variable interest rate debt, while $1,114.5 million, or 74.9% of our total indebtedness, including capital leases, was fixed interest rate debt. In December 2004, we entered into two interest rate swap agreements with respect to $250.0 million of variable-rate indebtedness. See Note 11 to our interim condensed consolidated financial statements for further details. We continue to consider other financial instruments available to us on the market to mitigate exposure to variability in the interest rates.

For indebtedness with variable interest rates, the table below presents principal cash flows and related weighted average interest rates by contractual maturity dates as of September 30, 2004.

Contractual Maturity Date as of September 30, 2004

Bank	Currency	2005	2006	2007	2008	2009	Total	Annual interest rate (Actual interest rate at December 31, 2003)
(amounts in thousands of U.S. dollars)
Syndicated loan	USD	$—	$—	$200,000	$—	$—	$200,000	LIBOR + 2.50% (4.70%)
HECF (Hermes Credit Facility)	EUR	12,573	12,573	12,573	12,573	6,286	56,578	EURIBOR + 0.65% (2.86%)
ING Bank Eurasia	USD	26,667	26,666	—	—	—	53,333	LIBOR + 2.25%-4.15% (4.27%-6.17%)
HSBC	USD	10,000	10,000	—	—	—	20,000	LIBOR + 2.75% (4.66%)
Ericsson	USD	10,800	6,300	—	—	—	17,100	LIBOR + 4% (6.02%)
Dresdner Bank	USD	10,000	—	—	—	—	10,000	LIBOR + 3.35% (5.37%)
Nordea Bank Sweden	USD	3,250	3,250	1,624	—	—	8,124	LIBOR + 0.4% (2.60%)
WestLB	EUR	—	—	5,039	—	—	5,039	EURIBOR +2% (4.21%)
KFW	EUR	1,338	—	—	—	—	1,338	EURIBOR + 0.95% (3.16%)
Other loans	USD	639	479	31	—	—	1,149	LIBOR + 1.15%-6.55% (3.17%-8.57%)
Total variable debt		$75,267	$59,268	$219,267	$12,573	$6,286	$372,661
Weighted average interest rate		5.04	4.95	4.56	2.86	2.86	4.63

We would experience an additional interest expense of approximately $3.7 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of September 30, 2004. The fair value of our publicly traded fixed-rate long-term notes as of September 30, 2004 ranged from 100.3% to 106.0% of the notional amount. As of September 30, 2004, the difference between the carrying value and the fair value of other fixed rate debt was immaterial and the majority of capital lease obligations is current. For details of our fixed-rate debt, refer to Note 6 to our interim condensed consolidated financial statements. The fair value of variable rate debt is equivalent to carrying value.

Foreign Currency Risk

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2000	28.87	26.90	28.13	28.16
2001	30.30	28.16	29.22	30.14
2002	31.86	30.14	31.39	31.78
2003	31.88	29.25	30.61	29.45
2004	29.45	27.75	28.73	27.75

(1)           The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2004	29.13	29.04
August 2004	29.28	29.10
September 2004	29.26	29.21
October 2004	29.22	28.77
November 2004	28.78	28.24
December 2004	28.15	27.75

Source: Central Bank of Russia.

On January 13, 2005, the exchange rate between the ruble and the U.S. dollar was 27.87 rubles per U.S. dollar.

The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2000	5.60	5.22	5.44	5.43
2001	5.43	5.27	5.37	5.30
2002	5.33	5.30	5.33	5.33
2003	5.33	5.33	5.33	5.33
2004	5.33	5.31	5.32	5.31

(1)           The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
July 2004	5.32	5.32
August 2004	5.32	5.31
September 2004	5.31	5.31
October 2004	5.31	5.31
November 2004	5.31	5.31
December 2004	5.31	5.31

Source: National Bank of Ukraine.

On January 13, 2005, the exchange rate between the hryvnia and the U.S. dollar was 5.31 hryvnias per U.S. dollar.

Our principal exchange rate risk involves changes in the value of the ruble and the euro relative to the U.S. dollar. As a result of inflation in Russia and Ukraine, we link our monetary assets and transactions, when possible, to the U.S. dollar, which under SFAS No. 52 is reported as our functional currency. We have not entered into any significant currency hedging arrangements.

Substantially all of our capital expenditures and operating and borrowing costs are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate. These include salaries,

interconnection costs, roaming expenses, cost of customer equipment, capital expenditures and borrowings. In order to hedge against a significant portion of this risk, we also denominate a majority of our tariffs in Russia, which are payable in rubles, in units linked to the U.S. dollar and require accounts to be settled at the official exchange rate of the Central Bank of Russia on the date of payment.

If either of the ruble or the hryvnia declines against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our operating margins could be adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness.

Our investment in monetary assets denominated in rubles and hryvnias is also subject to risk of loss in U.S. dollar terms. In particular, we are unable mostly due to virtually absence of the respective market in Russia to hedge the risks associated with our ruble and hryvnia bank or deposit accounts. Generally, as the value of the ruble or the hryvnia declines, our net ruble and hryvnia monetary asset position results in currency remeasurement losses.

The potential decline in the value of the ruble or hryvnia against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from the depreciation of our property, plant and equipment since their basis for tax purposes is denominated in rubles or hryvnias at the time of the investment or acquisition.

A portion of our capital expenditures, operating and borrowing costs are denominated in euro. These include cost of customer equipment, capital expenditures and certain borrowings. We currently do not hedge against the risk of decline in the U.S. dollar against the euro.

We would experience a loss of $14.8 million in the fair value of our ruble and hryvnia-denominated net monetary assets as a result of a hypothetical 10% increase in the U.S. dollar to ruble/hryvnia exchange rate at September 30, 2004. We would experience a loss of $5.1 million in the fair value of our euro-denominated monetary liabilities as a result of a hypothetical 10% decline in the U.S. dollar to euro exchange rate at September 30, 2004. We are unable to estimate future loss of earnings as a result of such changes.